
07054933

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **May** **2007**

Commission File Number **001-14620**

Crystallex International Corporation
(Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	2006 Glossy Annual Report to Shareholders.

DOCUMENT 1

DIALOGUE ON VENEZUELA

Annual Report 2006


Crystallex

WHY INVEST IN CRYSTALLEX?



































Sharing our news and answering your questions on our progress at Las Cristinas

Corporate profile

Crystallex International Corporation is headquartered in Toronto, Canada and has operations and exploration properties in Venezuela. Its principal asset is the Las Cristinas project in Bolivar State, which is currently under development. Las Cristinas' estimated 14 million ounces of gold positions Crystallex as one of the largest North American-based gold companies in terms of reserves.

Crystallex continues to progress on its objective to become a significant intermediate gold producer. Existing operations in the El Callao district produced over 47,000 ounces in 2006.

Las Cristinas is expected to commence commercial gold production approximately 24 months after receipt of the environmental permit at a processing rate of 20,000 tonnes per day (tpd). Production is expected to average 300,000 ounces a year for the first five years and 270,000 ounces a year for the 41-year mine life. With possible expansion to a 40,000 tpd operation, Las Cristinas' production would average 500,000 ounces a year for some 23 years.

The Company's shares are traded on the Toronto Stock Exchange and on the American Stock Exchange under the symbol KRY. Crystallex is a member of the S&P/TSX Composite Index, the TSX Gold Index and the Amex Gold Miners Index.

TSX/AMEX:KRY



Photo: Gordon Thompson, President & CEO

The Crystallex Board of Directors and Management would like to welcome Mr. Gordon Thompson as the President and CEO of Crystallex International Corporation. Mr. Thompson, who served as a director of Crystallex from 2000 to 2002, has more than 30 years' experience in the financial services and resource sectors, with significant expertise in raising debt and equity in Canadian and US Capital Markets including Project Finance.

PRESIDENT & CHIEF EXECUTIVE OFFICER'S MESSAGE

I am very excited to once again be a part of the Crystallex team. The progress in Venezuela since I left the Board is impressive, and confirms my belief that Las Cristinas is a world class asset. I look forward to working with the management team and, post permit, putting in place the strategy to finance and commence construction of the mine so that we continue building shareholder value.

What is the status of Las Cristinas approvals?

2006 proved to be another strong year for gold. This gave Crystallex a supportive environment in its continuing quest to secure the final permit required for the Las Cristinas project.

For the Company the year was largely business as usual, but unfortunately a volatile ride ensued for our shareholders. Bouts of *doomsday media reporting on Venezuela's* purported attempts to "nationalize" the mining industry were compounded by shareholders' natural fatigue with the ongoing permitting process.

We continued to move the approval process forward through unrelenting efforts at regional and national levels. I would like to express our deep appreciation for the resolute cooperation and support of the *local communities and* government officials who, despite their own permit fatigue, continue to strongly promote the development of Las Cristinas.

Our efforts were validated by two distinct events in 2006. First, Venezuela's Ministry of Basic Industry and Mines ("MIBAM") approved all of the non-environmental aspects of the Las Cristinas project. Second, Venezuela's Ministry of the Environment and Natural Resources ("MARN") committed to expediting the environmental permitting process, and clearly identified the remaining matters to be addressed.

1. Las Cristinas now has MIBAM approval for all non-environmental aspects of the project

In March 2006, MIBAM completed its comprehensive review of the technical, commercial, economic, social and all other non-environmental aspects of the Las Cristinas project, and gave its formal approval. This was a watershed step. It was the final external input required by MARN to complete the permitting process. It demonstrated Venezuela's unequivocal support for Crystallex and the Las Cristinas project. And it came at a time when some media had persuaded many investors that the Government of Venezuela would either cancel Crystallex's mine operating contract for Las Cristinas or unilaterally change the commercial terms and conditions.

2. MARN has given its commitment to expedite the environmental permitting process

In October 2006, the Macro-Rueda Investment Forum was held at Margarita Island, Venezuela. Crystallex attended the Venezuelan/Canadian Business Forum convened by both governments. The Forum was extremely constructive and the Governments of Canada and Venezuela must be commended on its success.

Using this prestigious event to advance the permitting process, we helped to arrange a meeting attended by representatives from MARN, the Corporación Venezolana de Guayana ("CVG"), Gold Reserve Corporation (owner of the Las Brisas gold/copper project south of Las Cristinas), Crystallex and, importantly, the Canadian Ambassador to Venezuela and her senior staff.

The Ambassador's attendance was a key development – it recognized the Government of Canada as an independent observer and a stakeholder in the success of the permitting process for the Las Cristinas and Las Brisas projects.

The MARN officials advised all parties that MARN's objective was to expedite the process to have the environmental permits for the two projects (Las Cristinas and Las Brisas) issued as soon as possible following completion of the only outstanding element. MARN then clearly identified this outstanding element, namely evidence that the two companies would cooperate on ensuring the efficient use of regional resources to minimize the incremental environmental impact of having two major mining complexes developed and operated at the same time in the Kilometre 88 district.

The MARN representatives also clarified critical issues that had created confusion in the marketplace. They confirmed that the Ministry recognized Las Cristinas and Las Brisas as separate and distinct projects, that each should be issued its own Permit to Impact Natural Resources ("the Permit"), and that neither project would be held up by the other should their timing diverge.

Shortly thereafter, Crystallex and Gold Reserve provided MARN with agreements in principle to implement six joint projects that will optimize the use of regional infrastructure to address the specific aspects raised by MARN.

The advance in MARN's initiative to accelerate the permitting process has been commendable. Crystallex and Gold Reserve have executed the joint undertakings in a constructive and timely fashion. Ambassador Wielgosz and her staff have actively monitored and supported the process and, along with the Canadian Department of Foreign Affairs, must be commended for their efforts in this critical process.

What's the latest on rumours of industry nationalization in Venezuela?

Shareholder patience and understanding continued to be tested in 2006 with speculation about the nationalization of mining assets in Venezuela. In June, MIBAM submitted draft mining law amendments to the National Assembly. This led to media speculation that the Venezuelan Government was about to seize mining assets by forcing all existing projects into one of the exploitation models described in the draft, namely a mixed joint venture company in which the State would hold at least 51%.

What many media failed to point out is that the draft contained a provision specifically recognizing the validity of existing title provided that the title is in good legal standing. For Las Cristinas, good legal standing is clearly evidenced by MIBAM's official approval of all non-environmental aspects of the project at the end of March 2006.

Legal mining contracts of active gold properties (like Las Cristinas) will remain valid

As in previous incidents, the Venezuelan Government spokesman was very supportive and clearly stated the government's objectives to counter media speculation.

In May, before the introduction of the draft mining bill, Victor Alvarez, the Minister of Basic Industries and Mining, commented that the State "...will respect those companies that do their work." After the draft was submitted, William Francia, a MIBAM spokesman, stated that it "...should not affect companies which have already negotiated their contracts."

In fact, Las Cristinas was mentioned specifically in statements made by key members of the National Assembly. In June, the Venezuelan National Assembly Web site quoted Luis Gamargo, Vice President of the Permanent Commission of Administration and Public Services of the National Assembly, as advising that the State will "...give recognition to those cases of agreements and contracts subscribed with private companies of diverse participation by the Nation, and that are carrying out the development of the projects as provisioned in their referred agreements...and among those worth noting are the Las Cristinas project."

In July, the newspaper *El Diario de Guayana* reported the following statement by Deputy José Ramon Rivero, President of the Mining Sub-Commission in the National Assembly, which is responsible for the draft bill's legislative process:

"Deputy Rivero reiterated that the draft Mining Bill was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. In particular he noted that the government does not consider 'the Las Cristinas project' to be an abandoned or idle property since it has remained an active project, being advanced towards production. He stated that active mining contracts of such projects will remain valid."

Venezuela has ruled out plans to nationalize mining companies

More recently, on January 19, 2007, Iván Hernández, the Vice Minister (MIBAM), was quoted in the Venezuelan National newspaper *El Universal*:

"Venezuela ruled out plans to nationalize the companies that operate in the mining sector of the country, due to the majority of the contracts complying with the legislation in force...,"

LAS CRISTINAS TIMELINE


September
CVG awards Crystallex the Mining Operating Agreement for Las Cristinas.
2002
February
Crystallex awards Feasibility Study contract to SNC Lavalin.
September
Feasibility Study confirms attractive economics.
2003
January
Crystallex receives
March
CVG approves Las Cristinas project
awarded the EPCM
April
Crystallex submits Environmental
Assessment (EIA) to MARN.
May
Crystallex releases 40,000 tpd Pre-Feasibility Study.
August
Crystallex confirms the Land Occupation
2004

What's happening at the Las Cristinas mine site?

In late 2006, Crystallex launched a drill program at Las Cristina's with the goal of upgrading existing inferred mineral resources into measured and indicated mineral resources, as well as increasing resources and enabling the Company to prepare a revised gold reserve estimate. We expect to release this revised estimate by the end of second quarter 2007.

What do you foresee for 2007?

As we enter 2007, the momentum created during the last quarter of 2006 will provide the Company and MARN with the means of achieving the Ministry's objective to accelerate the permitting process.

The establishment of the Las Cristinas mine will allow for the reversal of the environmental impact caused by decades of mining by informal miners. The construction and subsequent operating phase will bring jobs to a community where unemployment is at historic levels. The project should provide a steady stream of tax revenues and royalty payments to the Venezuelan Government and help catalyze regional development.

Finally, development of Las Cristinas will provide the means to reward Crystallex shareholders for their patience and faith in Las Cristinas and Venezuela.

I welcome this opportunity to thank our Board of Directors, as well as our employees for their dedication, our shareholders for their support and patience, and our consultants and advisors for their assistance in attaining our long-term goals.



Gordon Thompson
President and Chief Executive Officer


August
Crystallex releases Development Plan 2005
October
Special Committee of Venezuelan National Assembly calls for government to grant permits so Crystallex can begin mining Las Cristinas
March
MIBAM[3] gives official approval for Las Cristinas technical, economic and commercial parameters
October
MARN commits to expediting environmental permitting process, and identifies remaining requirements
October
Crystallex and Gold Reserve Corporation agree to six joint projects to minimize environmental impact
November
Crystallex begins 40-hole drilling program at Las Cristinas
February
Crystallex completes drilling program. New resource and reserve estimate by end of Q2 2007
2005
2006
2007

[1] CVG – Corporación Venezolana de Guayana; [2] MARN – Ministry of Environment and Natural Resources of Venezuela;
[3] MIBAM – Venezuela's Ministry of Basic Industry and Mines


Banesco
NOKIA
NIVEA

VENEZUELA IS A GOOD PLACE TO DO BUSINESS

Many multinational companies are actively doing business here.

Historically one of South America's more stable democracies, Venezuela is a prosperous and highly urbanized country with all the modern amenities required for doing business. As the world's fifth largest oil producer, Venezuela has one of the largest oil reserves plus huge quantities of gold, coal, iron ore and bauxite. Venezuela's economy is fuelled by the development of these rich resources, which in many cases utilizes the technology of foreign investors.

International companies active in Venezuela

*Resource Companies

Company	Industry
Anglo American*	Metal & Mining
Bolivar Gold Corp.*	Metal & Mining
Chevron*	Oil, Gas & Consumable Fuels
Colgate	Household Products
Crystallex*	Metal & Mining
Dow	Chemical
Ford	Automotive
General Motors	Automotive
GlaxoSmithKline	Pharmaceuticals
GoldFields*	Metal & Mining
Goodyear	Auto Components
Hecla Mining Co.*	Metal & Mining
Hewlett-Packard	Computers & Peripherals
Kellogg's	Food Products
Nestlé	Food Products
PetroBras*	Oil, Gas & Consumable Fuels
Procter & Gamble	Consumer Goods
Texaco Corp.*	Oil, Gas & Consumable Fuels
Toyota	Automotive
Unilever	Consumer Goods
Xerox	Office Electronics

Country facts

- Location: Northern coast of South America
- Area: 352,279 square miles (912,050 square kilometres)
- Population: 25.7 million
- Capital city: Caracas, population 4 million
- Time zone: -4 hours GMT
- Currency: Bolivar (VEB) = 100 centimos
- GDP: $164 billion US – Oil represents 90% of export earnings

Modern infrastructure

Venezuela is on major sea and air routes linking North and South America with daily non-stop US flights. The country is also served by virtually all major European airlines and most international couriers including Federal Express.

The capital, Caracas, is a contemporary and cosmopolitan city with a mass-transit system (el metro) ranked among the best in the world.

Venezuela's national fibre-optic network supports 3.6 million telephone lines, 12.5 million cell phones and 3 million Internet users. The world's 8th largest hydroelectric dam at Guri Lake covers 2,000 square miles (5,180 square kilometres).

Venezuela has an excellent road and highway system (20,030 miles or 32,308 kilometres). And with subsidized prices, gasoline is about US$0.05 per litre.

Photo left: The capital city of Caracas has a population of approximately 4 million. It sits at 800 metres elevation and is near the international seaport of La Guaira.

World's 8th largest hydroelectric dam, Guri Lake, covers 2,000 square miles (5,180 square kilometres).



The Port of La Guaira, located in Vargas State, is one of the main international seaports in Venezuela. La Guaira hosts industrial cargo traffic as well as cruise ships.





National fibre-optic network supports 3.6 million telephone lines, 12.5 million cell phones, 3 million Internet users.

The Caracas mass-transit system (el metro) is among the best in the world.

On the western side of the Canaima Nacional Park, Angel Falls reaches 979 metres. It is the hightest waterfall in the world.

A MODERN ECONOMY RICH IN PEOPLE AND RESOURCES

Educated population

- Democratic republic since 1958
- A young country with 70% of the population under age 35
- Main religion is Catholicism
- Official language is Spanish. English is a mandatory second language in high school and is spoken fluently among professionals and high-level executives
- 93.4% literacy rate (equal male and female)
- 87% of the population lives in urban areas
- 8.9% unemployment rate; 37.9% of the population lives below the poverty line

Margarita Island is one of the principal tourist destinations in Venezuela. Its beautiful beaches and lively nightlife draw visitors from around the world.



The Teresa Carreño Theatre, considered one of the most important theatres in the country, is located in the heart of Caracas.



Caracas (population 4 million) is a contemporary and cosmopolitan city.





Venezuela's economy is fuelled by the development of its rich natural resources, which in many cases utilizes the technology of foreign investors.



With subsidized prices, gasoline is cheaper than bottled water – about US$2 to fill a tank.



National pride

The full country name is Bolivarian Republic of Venezuela, after Simon Bolivar, who was born in Venezuela and liberated much of South America from the Spanish colonialists on July 5, 1811.

The Venezuelan flag is a national icon. Independence is commemorated on four separate public holidays.

Sources

CIA – The World Factbook
https://cia.gov/cia//publications/factbook/geos/ve.html

Kwintessential Language and Culture Specialists
http://www.kwintessential.co.uk/resources/global-etiquette/venezuela-country-profile.html

Guide to Doing Business in Venezuela
http://www.lexmundi.com/images/lexmundi/PDF/guide-venezuela.PDF


THE FEDERAL GOVERNMENT RESPECTS FOREIGN INVESTMENT
Venezuela's economy is fuelled by the development of its rich natural resources.

Venezuela continues to award projects to multinational companies

In the past few years, Venezuela has been exploring ways to better manage the country's resources for the benefit of its people. Some announcements, such as the proposed draft amendment to the Mining Law, have been portrayed as evidence that the government intends to drive out foreign investors.

For example, a President Chavez quote taken out of context: "If they don't like Venezuela's model, foreign investors can pack up and leave...we don't need them."

What he actually said: "Those foreign investors that don't want to pay taxes, don't want to obey the law of the land and don't want to operate in a socially responsible manner, if they don't like Venezuela's model, foreign investors can pack up and leave...we don't need them." (Dow Jones Newswires, September 20, 2005).

Speculation has caused turmoil among investors, but, as the real news comes out, their concerns have not materialized. The technology and expertise of foreign investors are fundamental to certain sectors of Venezuela's economy, and the government has continued to award new or expanded projects to multinational companies.

This includes specialized companies involved in precious metal mining. The government's plan to amend the Mining Law is aimed at the hundreds of mining concessions that have remained idle with no benefit for local communities. It is not designed to drive out legitimate, serious mining companies that deliver results for the region.

Legal contracts of active mines remain valid

On June 12, 2006, the media reported that Venezuela would seek a majority stake in mine ventures. Some investors assumed that Crystallex would be forced to convert its Venezuelan operations into a joint venture in which the government owned a minimum of 51%.

In the following days, however, the government stated that this should not affect companies which have already negotiated their contracts, and "among those worth noting are the Las Cristinas project." The government does not consider Las Cristinas to be an abandoned or idle property, and has clarified that legal mining contracts of such active projects remain valid.

No plans to nationalize the mining sector

On January 8, 2007, Venezuelan President Chavez said he planned to nationalize utilities, including the biggest phone company. On January 19, however, the government stated that it had ruled out plans to nationalize the mining sector because most mine contracts comply with the new legislation.

In other sectors, some private companies have agreed to sell back their stake in the country's assets at or above market value. They are being treated fairly and their investors' rights are being respected. The companies remain positive about the future of foreign industry in Venezuela, and report that they will continue to invest in the country.

Photo left: One of the most important oil refineries in Venezuela is the El Palito refinery located in Carabobo State.

INVESTORS' CONCERNS HAVE NOT MATERIALIZED

Media Facts



Venezuela continues to approve foreign investments
Oct 4, 2005
Venezuela gave licenses Tuesday to Chevron Corp and Russian oil company OAO Gazprom
Nov 21, 2005
Goldfields acquires Bolivar Gold
Jan 9, 2006
Valgold acquires Honngold Corp principal projects gold and platinum properties located in Bolivar State, Venezuela
Mar 6, 2006
Mena Resources announces 20,000 metres of drilling in El Callao District
May 25, 2006
...the State will respect those companies that do their work
Jun 14, 2006
2005
2006
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
July
Aug
Sep 13, 2005
Venezuela Reviews State Control of Inactive Mines [1]
Sep 22, 2005
Venezuela's Chavez cancels all mining concessions [2]
Jun 12, 2006
Venezuela to Seek Majority Stake in Mine Ventures [8]
Jun 15, 2006
Venezuela Government to Seize Unproductive Mines [10]

Media Speculation


Venezuela rules out plans to nationalize the mining industry.
Venezuela respects investors' rights and agrees to buy back assets.
International companies continue to invest.
Sep 14, 2006
We have no problem giving the permit for Las Cristinas if all the outstanding environmental rules are followed
Jan 19, 2007
Venezuela rules out plans to nationalize companies that operate in the mining sector due to the majority of the contracts complying with the legislation
Jan 25, 2007
Venezuela will not resort to confiscations under a plan to nationalize private companies
Feb 8, 2007
"Of all the business we have done in 62 countries, this turns out to be the most beneficial" (AES Corporation)
Feb 14, 2007
"Nobody is coming out of this losing" (Analyst on the transaction between Venezuelan government and Verizon)
Mar 5, 2007
BP PLC relinquishes its 45% stake in Jusepin oil field in exchange for $250 million
2007
Sep
Oct
Nov
Dec
Jan
Feb
Mar

Jan 8, 2007
Venezuelan President Hugo Chavez said he plans to nationalize utilities, including the biggest phone company [12]

Jan 18, 2007
Venezuela eyes the nationalization of the mining industry [13]

* Media references located on page 28.



BOLIVAR STATE WELCOMES CRYSTALLEX BENEFITS

An experienced labour force is eager for Las Cristinas development.

The region has the power to effect change

Crystallex's properties are in Bolivar State, the mining and industrial heartland of Venezuela, where outstanding local infrastructure allows cost-effective development.

Bolivar State is also home to over 1.5 million people, many of whom have not yet had the opportunity to share in the country's growing prosperity.

The regional government of Bolivar State has both the responsibility and the power to effect change that will help the region's economy and people.

As such, it has every motivation to encourage the development of Las Cristinas. It will enable reversal of the environmental impact caused by decades of mining by informal miners. It will bring jobs to a community where unemployment is at historic levels. And it should provide a steady stream of tax revenues and royalty payments to the Venezuelan government and help catalyze regional development.

It has already recognized our contribution

In 2004 Crystallex received the 'Outstanding Citizen Award' in Bolivar State for its community programs.

In October 2005, a Special Committee of the Venezuelan National Assembly reported that both small miners and local residents in the Kilometre 88 area want Crystallex to begin exploitation of Las Cristinas and continue its social investment programs. The report called for the government to grant the necessary permits so that Crystallex can begin mining Las Cristinas.

Based on our 15 years of mining, investing and building relationships in Venezuela, we have every confidence that the Federal and State Governments will continue to respect the rights of foreign investors by honouring legal contracts of legitimate mining companies.

Opportunities for training and long-term employment

We look forward to being a major employer during the construction and operation of Las Cristinas. Over the long term most of our employees should come from the region. Already Crystallex has conducted a local skills census and created employment opportunities for 390 Venezuelans. We have trained 124 project staff and 113 residents. We train up to 25 University Technical Graduates per year. And we're working to organize local artisanal miners into cooperatives with ongoing training and support technology.



Photo: (left) Fidel Briceño, an experienced plant operator at the Revemin plant in El Callao; (this page) 50-ton-truck and shovel operation in the Mackenzie pit expansion at the Tomi concession



The people of Bolivar State are at the heart of our commitment to the region.





Photo: (top left) Orthodontics program sponsored by Crystallex at the Las Claritas Medical Centre (Ambulatory); (bottom left) Supporting education programs in the areas of direct influence of Las Cristinas; (bottom right) Housing built by Crystallex in the neighbouring community of Santo Domingo.

THE LOCAL PEOPLE WANT LAS CRISTINAS OPEN

We support local communities

Crystallex demonstrates high standards of *corporate citizenship in all of our operations.* Since entering into our Las Cristinas Mine Operating Agreement, we have initiated a long list of social and sustainable development projects including:

- **New homes** – Constructed 30 new homes for local residents
- **Paved roads** – Tarred the gravel road that connects the highway and Las Cristinas through the communities of Santo Domingo and Nuevas Claritas
- **Clean water** – Installed a new water treatment plant and upgraded two existing plants which serve eight communities and 6,000 residents
- **Sanitation** – Installed a sewer network to serve Las Claritas, Santo Domingo and Nuevas Claritas. A sewage treatment plant is now under construction and a local cooperative has been contracted to provide waste management services
- **Disease prevention** – Established an anti-malaria facility at site and contracted a local cooperative to provide malaria prevention spraying services
- **Medical care** – Improved the local medical centre, installed X-ray and dental facilities, and commenced designing and permitting of a new medical facility. We continue to sponsor doctors and provide medicine, medical supplies and maintenance services
- **Education** – Funded and administered a local education scholarship program. Provided three local schools with 1,055 "return to school" student kits, which immediately increased registration
- **Celebration** – In December 2006, delivered 1,530 Christmas toys to children from 14 Indigenous and Creole communities in the Sifontes municipality

We respect the environment

Crystallex commits to the environmentally sound management of every project. Since entering our Las Cristinas Operating Agreement, we have:

- Strengthened our team of environmental staff at the El Callao operations
- Invested in improved environmental controls at the Revemin plant
- Continued environmental monitoring for the Las Cristinas project
- Updated baseline studies in soils, flora and fauna, and air quality
- Installed pumping and monitoring wells to refine the hydrogeological model
- Continued long-term tests at Las Cristinas which confirm the viability of our strategy to mitigate acid rock drainage
- Conducted drilling, sampling and analysis to support seepage and contaminant transport modelling for the tailings facility

We are committed to health and safety

Our goal is zero lost-time incidents that endanger the health and safety of our employees and contractors. Importantly, our commitment extends to our neighbours.

Crystallex has built a 19-kilometre access road to ensure that all heavy traffic will bypass local villages to maintain quality of life and road safety. We provided the El Callao community with a bus to transport children safely to school. And at Las Cristinas we provide safety training for appropriately licensed small-scale artisanal miners.

These initiatives will continue in 2007 as we work with the community to educate and train our operating staff.







We share Venezuela's vision of a responsible and profitable mining operation.

Photo: (top) The banks of the Orinoco River are an interesting and well-known tourist destination; (left) Las Cristinas garden nursery; (right) Staff at the on-site medical clinic at Las Cristinas and members of the anti-malaria program.

Crystallex has a proud history in Venezuela, with four mining projects including Las Cristinas.

A SOLID PRESENCE IN VENEZUELA

Crystallex is a developing intermediate Canadian gold mine developer and operator. Since the early 1990s we have permitted, constructed and operated three gold mining projects in Venezuela. Las Cristinas will be the fourth.

Revemin: Primary conveyor belt carrying crushed ore from the crushing facility to the fine ore bin. From there the ore is fed directly to the three ball mills.



[illegible] Tomi Concession.

Tomi

Crystallex owns 100% of the Tomi concession and began mining it in 1998. In 2006, ore from Tomi open pits and an underground mine accounted for 4[illegible],638 ounces of gold, while exploration drill programs showed considerable additional exploration potential.

Lo Increible and La Victoria

La Victoria is the largest known gold deposit in the Lo Increible Belt. In 2001, Crystallex acquired a 51% interest in properties in the Lo Increible Belt and began open pit mining at La Victoria. In 2005 we acquired shareholder interests in other companies with mining rights in certain Lo Increible properties including the La Victoria deposit. Ongoing exploration has already identified a significant gold target which was drill-tested in 2006.


Tobago
Isla la
Tortuga
Isla de
Margarita
La Asunción
Port-of-
Spain
Trinidad
and
Tobago
Guiria
Cumana
Sucre
Trinidad
Barcelona
Ocean
Anzoategui
Tucupita
Delta
Amacuro
Ciudad
Bolivar
Bochinche
Caicara
Tumeremo
Guyana
Venezuela
San Juan

Truck hauling ore to the mine crusher at La Victoria.

Underground drill (jumbo) drilling off a round in the decline at the Tomi underground mine. This mine is producing approximately 2,000 ounces per month.

Revemin Mill

Ore from the Tomi concession and the La Victoria mine is processed at the Revemin mill. In 2006 the Revemin mill produced 47,344 ounces of gold. Crystallex is assessing various options to maintain Revemin production at current levels through 2008 including comprehensive exploration at Tomi and certain Lo Increible properties.

Las Cristinas

Crystallex received the Mine Operating Agreement for Las Cristinas in September 2002. Awarded by CVG, it gives us the exclusive right to exploit gold for 40 years in exchange for certain payments and royalties as well as employment and social infrastructure commitments.

In March 2006, MIBAM gave its official approval for the project after completing a comprehensive review of the technical, commercial, economic, social and all other non-environmental aspects.

In October 2006, MARN committed to expediting the environmental permitting process, and identified the remaining requirements, which Crystallex has since fulfilled.

Crystallex is poised to begin construction on receipt of this final permit.



Photo: (top) Grade control drilling in a Tomi open pit; (left) View of the Las Cristinas construction camp; (right) Section showing Las Cristinas open pit outline and gold grade distribution in vertical section

ABUNDANT PROMISE IN LAS CRISTINAS

Exceptional geology

Las Cristinas is located in Bolivar State, the mining and heavy industry heartland of Venezuela. With terrain similar to Birimian Greenstones of West Africa, the area contains some of the world's higher-grade gold deposits, including the most important gold deposit of the Guyana Shield – Las Cristinas.

On the basis of proven and probable reserves, Las Cristinas is significantly undervalued relative to its peer group. Reserves of 14 million ounces are calculated at a gold price of $450/ounces, and there is excellent potential to increase reserves. The terrain is relatively unexplored and new deposits may be discovered using modern advanced exploration techniques.

Excellent access

The Las Cristinas property is in the southeast corner of Bolivar State near Kilometre 88, close to the main highway that runs from Puerto Ordaz to the Brazilian border. Puerto Ordaz, on the Orinoco River, is a major industrial city and deep-water port with ocean access, 360 kilometres north of Las Cristinas. Access to Las Cristinas from the highway is along an upgraded 19-kilometre. The site has a newly constructed 1,000-metre airstrip.

Outstanding infrastructure, low costs

Power for the Las Cristinas project will be supplied from the national hydroelectric power grid. A 400 kV power line parallels the main highway to within six kilometres from the site. A substation comprises two 150 MVA transformers and all necessary switchgear. Energy costs in Venezuela are low by international standards. Power may be available for as little as US$0.03 per KW hour, and fuel is just US$0.05 per litre.

20,000 tpd could double to 40,000 tpd

Assuming receipt of the environmental permit in the second quarter of 2007, gold production at Las Cristinas is projected for mid-2009. Mill throughput is planned initially at 20,000 tpd. In the first five years of full operation, production at this level will average 300,000 ounces of gold per year at a total cash cost of US$165 per ounce (including royalties calculated at $450/ounce).

The process plant, however, has been designed to accommodate an expansion to 40,000 tpd, and since sufficient infrastructure and energy are available, this will be implemented as soon as practicable. A pre-feasibility study showed that production at this higher level would average 500,000 ounces per year over a 23-year mine life, at a total cash cost of US$220 per ounce (including royalties calculated at $450/ounce). The incremental capital required to double the operation level was estimated in 2005 to be US$153 million.

We expect an upgraded reserve and resource estimate in late June 2007

In late 2006, Crystallex launched a 13,500 metre drill program at Las Cristinas with the goal to upgrade existing inferred mineral resources into measured and indicated mineral resources, as well as to increase resources and enable an updated gold resource and reserve estimate. The drill program was concluded in February 2007, and we expect to release this revised estimate by the end of June 2007.



Las Cristinas has excellent potential to increase reserves, which currently stand at 14 million ounces estimated at $450/ounce.

Photo: Las Cristinas gold reserves are estimated at 14 million ounces at a gold price of $450 per ounce with solid potential to increase further.

Photo: (from the top, left to right) Plane used to transport Crystallex management and staff between Puerto Ordaz, El Callao and Las Cristinas; Core logging during 2006-2007 drill program at Las Cristinas; Setting up diamond drill machine; Offices and SNC Lavalin employee at Las Cristinas offices; Reviewing drill rig operation; The Port of La Cruz – Founded in 1671, capital of Anzoátegui State, the Port of La Cruz is the location of one the most important oil refineries in Venezuela. Also a principal tourist destination because of its proximity to the Mochima National Park.

WE'RE READY TO START

We have worked diligently to put Crystallex in a position to initiate Las Cristinas construction activities upon receipt of the environmental permit.

Design and engineering is essentially complete, and most long-lead-time equipment items have been received and paid for. There is approximately $61 million of equipment in storage at various locations ready for shipment to Venezuela once construction commences.

Equally importantly, we have continued to carry out our social and environmental commitments to the Bolivar region and to the communities of El Callao.

After 15 years, we are proud of the relationships we have built in Venezuela and gratified that Crystallex has earned the respect of the government and the people.

It goes both ways. We share Venezuela's vision of a responsible and profitable mining operation that will stimulate the local economy, revitalize the Kilometre 88 region, and reverse the environmental damage caused by years of uncontrolled small-scale mining.

We are moving forward in a spirit of mutual respect to make Las Cristinas operational for mutual benefit.

Our commitment to Venezuela is firm; our promise to shareholders is paramount. In 2007, we remain focused on increasing confidence and building share value in one of the world's best new gold deposits.



Crystallex and Venezuela: Moving forward on Las Cristinas in a spirit of mutual respect.

Photo: Fermin Manuel José, INCE apprentice and intern at Crystallex.

ACTION PLANS

What we did in 2006

2006 OBJECTIVES	2006 ACHIEVEMENTS
Complete environmental permitting phase for Las Cristinas	Received the MIBAM approval – the final external input required by MARN in the Environmental Permitting Process. Advanced the environmental permitting phase for Las Cristinas into the Final Administrative Phase.
Launch project construction phase for Las Cristinas	MARN Environmental Permit (the only remaining permit) still pending.
Initiate Phase 2 of social investment plan for Las Cristinas	Continued Corporate Responsibility programs in local communities around our projects.
Initiate drill program at Las Cristinas	Completed a 13,500-metre drill program at Las Cristinas in February, 2007.
Complete financing for Las Cristinas	Completed financing to improve the Company's working capital.
Continue gold exploration of the Lo Increible Project	Explored and evaluated a significant gold target in the Lo Increible Belt with a 3,131-metre drill program. Continued with basic exploration of secondary targets in the same Belt.
Extend the life of Tomi open pit operations	Extended the life of Tomi open pit operations. A 6,214-metre exploration drilling program was completed in 75 holes on 5 targets in the Tomi area. Drilling defined additional resources in the Fosforito pit (on the Tomi concession).
Conduct exploration at Tomi underground mine	Completed 4,177 metres of diamond drilling in 60 holes at Tomi underground mine in exploration of the down-plunge extension of the mineralization.

What we plan to do in 2007

2007 OBJECTIVES	NEXT STEPS
Complete environmental permitting phase for Las Cristinas	Submit to MARN the final requested technical documentation and additional documentation supporting the joint Crystallex and Gold Reserve regional infrastructure programs (submitted March 2007).
Launch project construction phase for Las Cristinas	Commence construction at site upon receiving the MARN Permit.
Initiate Phase 2 of social investment plan for Las Cristinas	Upon receiving the MARN Permit, initiate the comprehensive plan designed by a Venezuelan NGO for the long-term benefit of the local communities, building upon the social programs already put in place by Crystallex. Initiate construction of a new hospital in the neighbouring Las Claritas, Nuevas Claritas, Santo Domingo community. Complete construction of a sewage treatment plant to serve these communities.
Update Las Cristinas reserves and resources	Update reserve and resource estimates based on the 2006/2007 drill program at Las Cristinas in second quarter 2007.
Achieve financing objective	After receiving the permit, secure the appropriate financing package for Las Cristinas, representing the most competitive mix of capital sources.
Continue exploration at Lo Increible	Complete infill diamond drilling (2,500-metre) and further drilling to test the strike extension of the gold target in the Lo Increible belt. Conduct follow-up exploration of additional priority targets in the El Callao greenstone belt.
Continue exploration at Tomi open pit	Conduct infill diamond and RC drilling on a potential underground mining target on the Tomi property in order to define a resource. Exploration for additional open pit targets will utilize microgravity and IP geophysics over a specific area that is considered to have good exploration potential.
Continue exploration at Tomi underground	Continue underground diamond drilling targeting the down-plunge extension of the mine.

Mineral Reserves

Crystallex's Share	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
	December 31, 2006			December 31, 2005		
Las Cristinas						
Proven Reserves	50,613	1.25	2,031,000[1]	47,824	1.3	1,984,000[2]
Probable Reserves	327,833	1.14	11,975,000[1]	305,461	1.2	11,610,000[2]
Tomi Underground						
Probable Reserves	–	–	–	88	13.5	38,100
Total Gold Reserves	378,446	1.15	14,006,000[1]	353,373	1.2	13,632,100

[1] Reserve calculated at a gold price of $450 per ounce within the pit that was designed for the reserve calculation at $350 per ounce.
[2] Reserve calculated at a gold price of $400 per ounce within the pit that was designed for the reserve calculation at $350 per ounce.

Mineral Resources

Crystallex's Share	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
	December 31, 2006			December 31, 2005		
Las Cristinas						
Measured & Indicated	500,657	1.1	17,661,000	500,657	1.1	17,661,000
Tomi (U/G and O/P)[1]						
Indicated Resources	13	18.3	8,000	373	5.1	61,000
La Victoria						
Indicated Resources	2,422	4.5	349,000	2,511	4.4	359,000
Total Gold Resources	503,092	1.1	18,018,000	503,541	1.1	18,081,000

[1] In 2005, the resource estimate was for the Tomi open pits and underground deposits. At year end 2006, there were no NI-43-101 compliant open pit resources to report. The 2006 estimate is for the underground deposit only.

MINERAL RESERVES AND RESOURCES

The Company employs industry standards and methods for estimating mineral reserves and resources. However, reported mineral reserves and resources are only estimates and no assurance can be given that the indicated quantities of gold will be produced. Mineral reserve and resource estimates may require revision (either up or down) based upon actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

Notes to Reserves and Resources

- Mineral reserves ("reserves") and mineral resources ("resources") have been estimated at December 31, 2006, in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian

Securities Administrators in National Instrument 43-101 ("NI 43-101"). The 2006 Las Cristinas resource and reserve estimates have been prepared by Mine Development Associates ("MDA") and are compliant with NI 43-101.

- The Canadian Institute of Mining and Metallurgy defines three resource categories (Measured, Indicated and Inferred) and two categories of reserve (Proven and Probable). Measured resources have the highest level of predictive confidence, and Inferred the lowest level of confidence. Unlike proven and probable reserves, resources, of all categories, do not have demonstrated economic viability. A reserve is that portion of a Measured or Indicated resource that has been demonstrated to be economically extractable.

- For the United States reporting purposes, under the Securities and Exchange Commission, (the "SEC") Industry Guide 7 applies different standards in order to classify mineralization as a reserve. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. A full feasibility study is required in order to classify mineralization as a reserve. In addition, the primary environmental analysis document is required to be submitted to the governmental authorities for reserve classification. We use certain terms in this document, such as "measured resources" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F.

- Reserves are included in resources.

Key Reserve Assumptions

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price, the average metallurgical recovery rates and estimated production costs over the life of the related operation.

The following table indicates the gold price and cut-off grade used in calculating reserves at Crystallex's properties. Also identified is the Qualified Person[1] responsible for calculating Crystallex's reserves.

	Gold Price (US$/oz)	Cut-Off Grade (g/t)	Qualified Person[1]
Las Cristinas	$450	0.4 to 0.6	Steven Ristorcelli, P.Geo. and Scott Hardy, P.Eng., Mine Development Associates

[1] A Qualified Person, as defined in National Instrument 43-101, is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this report.

Media Sources

1 (Reuters News) September 13, 2005 – Venezuela Reviews State Control of Inactive Mines
2 (Dow Jones Newswires) September 22, 2005 – Venezuela's Chavez cancels all mining concessions
3 (Associated Press) October 4, 2005 – Venezuela gave licenses Tuesday to Chevron Corp. and Russian oil company OAO Gazprom
4 (Reuters) November 21, 2005 – Goldfields acquisition of Bolivar Gold
5 (Stockwatch) January 9, 2006 – Valgold acquires Honngold Corp. – principal projects: gold and platinum properties located in Bolivar State, Venezuela
6 (Mena Resources News Release) March 6, 2006 – Mena Resources announces 20,000 metres of drilling in El Callao District
7 (Marketwatch) May 25, 2006 – ...the State "will respect those companies that do their work" – Minister Alvarez of the Ministry of Basic Industries and Mining
8 (Bloomberg News) June 12, 2006 – Venezuela to Seek Majority Stake in Mine Ventures
9 (Venezuela's National Assembly Website) June 14, 2006 – "...among those worth noting, for example are the 'Las Cristinas project' – Deputy Luis Gamargo, Vice President of the Permanent Commission of Administration and Public Services of the National Assembly
10 (Dow Jones Newswire) June 15, 2006 – Venezuela Government to Seize Unproductive Mines
11 (Dow Jones Newswire) September 14, 2006 – "... We have no problem giving the permit [for Las Cristinas] if all the outstanding environmental rules are followed ..." and "... the study would conclude in two months, after which the Ministry would issue the needed permit" – Nora Delgado, Vice Minister of Ministry of Environment
12 (Bloomberg) January 8, 2007 – Venezuelan President Hugo Chavez said he plans to nationalize utilities, including the biggest phone company, as he moves toward transforming the country into a socialist state
13 (Dow Jones) January 18, 2007 – Venezuela, in addition to planning the nationalization of other key sectors of the economy, eyes the nationalization of the mining industry...
14 (*El Universal*) January 19, 2007 – "Venezuela ruled out plans to nationalize the companies that operate in the mining sector of the country, due to the majority of the contracts complying with the legislation in force..." – Vice Minister of MIBAM, Iván Hernández
15 (*El Universal*) January 25, 2007 – "Venezuela will not resort to confiscations under a plan to nationalize private companies operating in strategic sectors," said the Minister of Finance, Rodrigo Cabezas
16 (Reuters) February 8, 2007 – CEO of AES (AES:NYSE) Paul Hanrahan said that the negotiation process had been "fair" and he also said that, "Of all the business we have done in 62 countries, this turns out to be the most beneficial"
17 (Associated Press) February 14, 2007 – Luis Gustavo Richard, an analyst with InterAcciones Casa de Bolsa CA., on the recent transaction between the Venezuelan government and Verizon (VZ:NYSE) said, "Nobody is coming out of this losing"
18 (Dow Jones Newswire) March 5, 2007 – BP PLC (BP) relinquishes its 45% stake in Jusepin oil field to the government in exchange for $250 million in compensation

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

This Management's Discussion and Analysis ("MD&A") of the audited financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") for the year ended December 31, 2006 should be read in conjunction with the Company's annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared as of March 27, 2007.

HIGHLIGHTS

- The Government of Venezuela, through the Ministry of Basic Industries and Mining, ("MIBAM") formal approval of the Las Cristinas Feasibility Study, announced March 27, 2006.
- Gold reserves at Las Cristinas of 14.0 million ounces based on a $450 per ounce gold price.
- Completed a 13,500 metre drilling program at Las Cristinas in February 2007. New resource and reserve estimate expected by the end of the second quarter 2007.
- Gold production of 47,345 ounces at the Revemin Mill.
- Corporate debt reduced by $9.2 million.
- Net loss for the year of $35.7 million, ($0.15) per share.

KEY STATISTICS

		2006		2005		2004
Operating Statistics						
Gold Production (ounces)		**47,345**		53,178		48,973
Gold Sold (ounces)		**48,570**		55,217		49,478
Per Ounce Data:						
Total Cash Cost[1]	**$**	**552**	$	401	$	365
Average Realized Gold Price	**$**	**578**	$	453	$	409
Average Spot Gold Price	**$**	**604**	$	445	$	410
Gold Reserves[2] (ounces):						
Operating Mines		**-**		38,100		90,400
Las Cristinas		**14,006,000**		13,594,000		12,849,000
Financial Results ($ 000's)						
Revenues	**$**	**28,088**	$	24,990	$	20,246
Net Loss	**$**	**(35,684)**	$	(45,207)	$	(60,654)
Net Loss per Basic Share	**$**	**(0.15)**	$	(0.23)	$	(0.35)
Cash Flow from Operating Activities	**$**	**(32,053)**	$	(32,714)	$	(36,005)
Financial Position ($ 000's)						
Cash and Cash Equivalents	**$**	**28,573**	$	4,070	$	5,767
Short-term Investments		**-**		-	$	30,277
Restricted Cash and Equivalents		**-**	$	21,323	$	98,006
Total Debt	**$**	**87,697**	$	96,938	$	85,088
Shareholders' Equity	**$**	**196,043**	$	132,036	$	143,554
Weighted Average Shares Outstanding – Basic (millions)		**230.2**		194.7		172.2

[1] For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold.

[2] Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities.

FINANCIAL RESULTS OVERVIEW

The Company recorded a net loss of $35.7 million, or $0.15 per share in 2006, compared with a net loss of $45.2 million or $0.23 per share in 2005. The higher net loss in 2005 is attributable to a $6.6 million write-down of investments in subsidiaries and a $3.8 million commodity contract loss.

Revenue of $28.1 million in 2006 was 12% higher than the $25.0 million of revenue generated in 2005 and reflects higher realized prices on gold sales, which offset the reduction of ounces sold. In 2006, the Company sold 48,570 ounces of gold at an average realized price of $578 per ounce, while in 2005, 55,217 ounces of gold were sold at an average realized price of $453 per ounce. The average spot gold price in 2006 was $604 per ounce, 36% higher than the 2005 average of $445 per ounce.

Operating cash flow was a deficit of $32.1 million in 2006, compared with a deficit of $32.7 million in 2005. The cash flow deficit in 2006 includes general and administrative expenses of $20.4 million, $10.0 million of cash interest payments and a $5.4 million utilization of working capital. The 2005 deficit reflected a similar level of expenditures on general and administrative expenses and cash interest payments, but also included $12.0 million of expenditures for settling gold contract positions, partially offset by a $4.8 million positive contribution from working capital changes. Capital expenditures were $48.4 million in 2006, a decrease of $46.0 million from the prior year due to a reduction in spending on Las Cristinas. At year end 2006, the Company had cash and cash equivalents of $28.6 million.

DEVELOPMENT PROJECT

Las Cristinas

Overview

In September 2002, the Company signed a Mining Operation Agreement, ("MOA") with the State owned Corporacion Venezolana de Guayana, ("CVG") which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. Since signing the MOA, Crystallex has achieved a number of important milestones in the development of Las Cristinas, including:

- September 2003 – completed a Feasibility Study for a 20,000 tonnes per day, ("tpd") operation. Gold production at 20,000 tpd averages approximately 270,000 ounces per year over a 41 year mine life.
- March 2004 – the Las Cristinas Feasibility Study is approved by the CVG.
- April 2004 – SNC Lavalin Engineers and Constructors Inc., ("SNCL") appointed as Engineering, Procurement and Construction Management, ("EPCM") contractors.
- April 2004 – Environmental Impact Statement, ("EIS") submitted to the Ministry of Environment and Natural Resources, ("MARN").
- August 2004 – the first and prerequisite permit, the Land Occupation Permit, which authorizes the use of the Las Cristinas properties for mining was confirmed.
- August 2005 – SNCL completed a comprehensive update to the September 2003 Feasibility Study, titled Development Plan 2005. The Development Plan 2005 is a National Instrument 43-101 compliant Technical Report.
- October 2005 – SNCL completed a Pre-Feasibility Study considering an expansion of Las Cristinas from 20,000 tpd to 40,000 tpd. Gold production at 40,000 tpd averages approximately 490,000 ounces per year over a 23 year mine life.
- March 2006 – the Ministry of Basic Industries and Mining, ("MIBAM") approved the Las Cristinas Feasibility Study.

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

- March 2007 – All long lead time mining and processing equipment has been received and paid for. Approximately $61 million of equipment is in storage, primarily in Houston, Texas. Engineering design was largely completed at the end of 2005. The construction camp at site is operational and includes kitchen and recreation facilities (with services provided by a catering contractor), refurbished accommodation and a malarial clinic. A 1,000 metre tarred airstrip at site and a 19 kilometre access road are operational. Community social programs continue, and the principal projects for 2007 include construction of a sewage treatment plant and designing and initiating construction of a new medical facility in the town of Las Claritas.

Permitting Progress

Mining projects in Venezuela require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The Land Use Permit was confirmed for Las Cristinas in August 2004. The Permit to Impact Natural Resources, (the "Permit") authorizes the developer to construct and operate its mine.

At a meeting in Venezuela in October 2006, the MARN indicated its intention to expedite the permitting process for Las Cristinas. MARN requested that Crystallex and Gold Reserve Inc., (Gold Reserve is developing the Las Brisas property to the south of Las Cristinas) cooperate on a number of shared projects to reduce the overall environmental impact of both projects in the Km 88 region. The joint projects include use of a shared airstrip, use of a shared explosives plant, designing and constructing a single National Guard command post for both projects, consideration of sharing access roads and agreeing to work with the community of San Isidro in designing and building a solid waste landfill facility to ultimately be handed to the community for administration.

Crystallex and Gold Reserve have reached agreements in principal on these joint environmental related projects and have recently provided the MARN with supporting documentation on these and other requests.

At the same October meeting, the MARN representatives confirmed that Las Cristinas and Las Brisas were recognized as separate and distinct projects by the Ministry and that each will be issued its own permit and that the timing for granting of the permits for each project would be independent of one another.

Reserves and Resources

In August 2005, SNCL completed a comprehensive update to the September 2003 Las Cristinas Feasibility Study. The updated report titled "Development Plan – 2005" represents the Company's current Technical Report as defined by the Canadian Securities Administrators in National Instrument 43-101. The Development Plan included an updated estimate of resources and reserves at Las Cristinas. The Development Plan reserve estimate incorporated new operating cost estimates, the results of Crystallex drilling programs in 2004 and 2005 and was based on an open pit design using a $350 per ounce gold price. For year-end 2006 reserve reporting, Mine Development Associates ("MDA") was engaged to provide an estimate of reserves at Las Cristinas using a $450 per ounce gold price. The pit design (based on $350 per ounce) and other parameters and costs from the Development Plan – 2005 did not change. At $450 per ounce, proven and probable reserves at Las Cristinas are estimated to be 14.0 million ounces of gold. Total proven and probable reserves are 378 million tonnes grading 1.15 g/t, including proven reserves of 50 million tonnes grading 1.25 g/t and probable reserves of 328 million tonnes grading 1.14 g/t. There is no change to the resource estimate, which includes Measured and Indicated resources of 501 million tonnes grading 1.1 grams per tonne gold, containing 17.7 million ounces of gold. The reserves are included in the resource estimate.

Crystallex completed a 13,500 metre drill program at Las Cristinas in February 2007. MDA has been engaged to incorporate the new drill results in an updated resource and reserve estimate. The Las Cristinas open pit will be redesigned using a $450 per ounce gold price. The new resource and reserve estimate should be available by the end of the second quarter 2007.

2006 Development Expenditures

In 2006, Crystallex spent $48.4 million on development expenditures for Las Cristinas as compared with $94.4 million in 2005. The reduction in expenditures in 2006 reflects the fact that engineering design was largely completed at the end of 2005 and also the majority of payments for long lead time equipment were made in 2005. Considering 2006 expenditures, approximately $26 million was for engineering services, equipment purchases, camp catering and freight and storage costs as detailed in the Development Plan – 2005 capital budget of $293 million and governed by the EPCM contract. The balance of $22.4 million was expended in areas not included in the $293 million capital budget, including site security, general and administrative expenditures at the camp, social and community development programs, exploration and environmental work.

Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas have totalled $181 million. Of this amount, approximately $115 million is related to items governed by the EPCM contract and included in the 2005 capital estimate of $293 million. The Company intends to update both capital and operating cost estimates following receipt of the Permit.

OPERATIONS REVIEW

Production

Gold Production (ounces)	2006	2005	2004
Tomi Open Pits	**19,428**	30,290	35,961
Tomi Underground	**22,210**	19,811	5,891
La Victoria	**3,260**	1,491	2,412
Purchased Material	**2,447**	1,586	4,709
Total Gold Production (ounces)	**47,345**	53,178	48,973
Total Ore Processed[1] (tonnes)	**367,667**	418,414	443,504
Head Grade of Ore Processed (g/t)	**4.4**	4.2	3.7
Total Recovery Rate (%)	**92%**	94%	93%
Total Recovered (ounces)	**47,345**	53,178	48,973
Total Cash Cost Per Ounce Sold	**$ 552**	$ 401	$ 365
Mine Operating Cashflow[2] ($,000)	**$ 1,300**	$ 2,235	$ 2,208
Capital Expenditures ($,000)	**-**	$ 856	$ 9,900
Mine Cash Flow After Capital[3] ($,000)	**$ 1,300**	$ 1,379	$ (7,692)

[1] Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

[2] Mining Revenue less Operating Expenses (adjusted for non-cash items and excludes exploration costs of $621,000 in 2006). This is a non-GAAP item.

[3] Capital Expenditures at the El Callao operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

For the past three years, over 85% of the Company's gold production has been sourced from mines on the Tomi concession, located near El Callao in Bolivar state.

The Company produced 47,345 ounces of gold at its Venezuelan operations in 2006, an 11% decrease from 2005. The decrease in gold production was attributable to mining significantly more waste material, and mining and processing fewer tonnes of ore. The Revemin mill, which processes ore from Tomi, La Victoria and purchased material, processed approximately 368,000 tonnes of ore in 2006, a 12% decrease from 2005.

At Tomi, open pit mining was conducted principally at the Mackenzie and Fosforito pits, with a modest amount of mining undertaken at the Milagrito 1 pit until its depletion at the end of the first quarter. As compared with the year earlier period, gold production from the Tomi open pits declined by 36% in 2006. Lower ore production from the Tomi pits was

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

attributable to a significant increase in the requirement for waste stripping. The strip ratio (the ratio of waste rock mined to ore mined) increased by 58%, from 6.3:1.0 in 2005 to 10.0:1.0 in 2006. The strip ratio is expected to remain high for the first half of 2007, then decline as the pits are exhausted in 2008. Lower production from the Tomi open pits was partially offset by production increases at the Tomi underground mine and the La Victoria open pit mine.

During 2007, the Company plans to conduct exploration on the Tomi properties with the aim of finding sufficient open pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in 2008. The Company also plans to mine and process over 100,000 tonnes of non-refractory ore from the La Victoria deposit in 2007 and is evaluating fine grinding of the La Victoria refractory sulphide ore prior to treatment in the Revemin mill. An in-pit crusher at La Victoria is currently being used to crush waste rock which is trucked to Las Cristinas for use as construction aggregate.

The mining operations generated cash flow of approximately $1.3 million in 2006, as compared with $1.4 million in 2005. The decrease was attributable to lower gold sales and an increase in operating costs, which offset higher realized gold prices.

Tomi

100% Basis	2006	2005	2004
Tomi Open Pits (100% Crystallex)			
Tonnes Ore Mined	**227,845**	313,599	334,289
Tonnes Waste Mined	**2,287,217**	1,971,402	2,751,124
Tonnes Ore Processed	**211,936**	319,287	350,008
Average Grade of Ore Processed (g/t)	**3.1**	3.2	3.5
Recovery Rate (%)	**94%**	93%	92%
Production (ounces)	**19,428**	30,290	35,961
Tomi Underground (100% Crystallex)			
Tonnes Ore Mined	**89,689**	72,177	26,966
Tonnes Ore Processed	**88,183**	63,319	28,454
Average Grade of Ore Processed (g/t)	**8.4**	10.2	6.9
Recovery Rate (%)	**93%**	95%	94%
Production (ounces)	**22,210**	19,811	5,891

La Victoria

100% Basis	2006	2005	2004
La Victoria			
Tonnes Ore Mined	**64,222**	24,892	36,012
Tonnes Waste Mined	**353,052**	126,704	481,210
Tonnes Ore Processed	**51,424**	25,649	25,974
Average Grade of Ore Processed (g/t)	**2.3**	2.02	3.18
Recovery Rate (%)	**86%**	89%	91%
Production (ounces)	**3,260**	1,491	2,412

INCOME STATEMENT

Revenue

Mining revenue in 2006 was $28.1 million, as compared with $25.0 million in 2005. The increase in revenue in 2006 was attributable to realizing a higher average price on gold sales, which more than offset a reduction in ounces of gold sold. In 2006 the Company sold 48,570 ounces of gold and realized an average gold price of $578 per ounce as compared with 2005 sales of 55,217 ounces at an average realized price of $453 per ounce. Spot gold prices averaged $604 per ounce in 2006 and $445 per ounce in 2005. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Revenue in 2005 was $25.0 million, as compared with $20.2 million in 2004. Higher revenue in 2005 was due to selling approximately 11% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2005 were 55,217 ounces, compared with 49,478 in 2004. The increase in ounces sold was due to higher gold production. The Company realized an average gold sales price of $453 per ounce in 2005, up from $409 per ounce in 2004. Spot gold prices averaged $445 per ounce in 2005 and $410 per ounce in 2004.

Operating Expenses

The Company's total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals. Since the second quarter of 2005, the Company has expensed all costs at its Venezuelan operations near El Callao due to the short remaining life at the Tomi mines.

The Company's cash costs of sales for 2006 were $27.1 million, compared with $22.8 million in 2005. The increase in costs of sales primarily reflects higher underground mining contractor rates, which were renegotiated in 2006 and an increase in the amount of waste material mined from the open pits. Waste stripping increased by 26%, or approximately 540,000 tonnes in 2006 as compared with 2005. To a lesser extent, higher costs in 2006 also reflect global inflation in the mining industry for consumables and commodities used in the production of gold. The Company experienced significant increases in explosives costs, which were approximately 20% higher on a cost per tonne mined basis in 2006 as compared with 2005. There were also material increases in the cost of consumables used in the mill, including cyanide, steel grinding balls and lime and increases in costs for mill maintenance. Security expenses also increased, as did royalties and exploitation taxes that are linked to higher revenues from gold sales.

On a unit cost basis, total cash costs were $552 per ounce of gold sold in 2006, compared with $401 per ounce in 2005. Unit costs were higher in 2006 due to the combined impact of higher operating costs and fewer ounces sold.

The Company's costs of sales and unit costs reflect the expensing of all costs at the El Callao operations, including costs that would typically be capitalized, such as underground ramp development and expenditures on the Revemin mill.

In 2005, cash costs of sales were $22.8 million, as compared with $18.0 million in 2004. Although tonnes of waste and ore mined were 30% lower in 2005 than in 2004 and less ore was processed, operating costs were higher in 2005 for a number of reasons. For the last nine months of 2005, all costs at the mining operations were expensed. Higher operating costs in 2005 also reflect the impact of worldwide price inflation of commodities, including mining and processing consumables, particularly explosives, cyanide and steel grinding media. The Tomi open pit operations are relatively high cost due to the significant amount of waste rock required to be mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 6.3:1.0 in 2005. In addition, the 2005 operating expense figure includes costs associated with the BIOX pilot plant and concentrate studies for the La Victoria deposit.

On a unit cost basis, total cash costs were $401 per ounce of gold sold in 2005, compared with $365 per ounce in 2004. Unit costs were higher in 2005 as the increase in operating costs more than offset the increase in ounces sold.

Amortization and Depletion

Amortization and depletion expense related to the operations decreased by $0.9 million in 2006 as compared with 2005. The decrease was primarily due to the amortization of substantially all of the remaining carrying value of the Revemin mill by the end of September 2006. The amortization expense in 2005 was for a full 12 months.

Comparing 2005 with 2004, operation's amortization expense increased by $1.2 million in 2005 due to the decision to, commencing in 2005, amortize the remaining carrying value of the Revemin mill over a two year period to reflect the estimate at the time of a two year life of reserves to be processed at the mill. Depletion expense decreased from $4.9 million in 2004 to $330,000 in 2005 as a result of a write-down of various mineral properties at the end of 2004.

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

General and Administrative expenses

General and Administrative expenses were $20.4 million in 2006, as compared with $19.5 million in 2005 and $18.2 million in 2004. In 2006, an increase legal fees, principally related to the Las Cristinas project, were partially offset by a decrease in capital taxes, payroll and travel expenses.

Comparing expenditures of $19.5 million and $18.2 million in 2005 and 2004 respectively, higher legal fees related to Las Cristinas, and higher capital taxes were offset, in part, by a reduction in payroll related charges.

Interest Expense

Interest expense was $12.9 million in 2006, as compared with $11.8 million in 2005. In both 2006 and 2005, $9.4 million of interest expense was cash interest payments on the Company's $100 million of 9.375% senior unsecured notes. The $1.1 million increase in interest expense in 2006 was primarily due to the fact that the restructured Standard Bank debt, which was entered into in December 2005, was interest bearing throughout 2006.

A portion of interest expense is non-cash ($2.96 million in 2006 and $2.67 million in 2005) and represents interest accretion on the senior unsecured notes and the Standard Bank debt, both of which are instruments with debt and equity components, (refer to Note 7 in the Company's Notes to the Consolidated Financial Statements).

Comparing 2005 with 2004, interest on debt increased to $11.8 million from $548,000. The increase in 2005 was due to interest expense on the $100 million senior unsecured notes issued in December 2004.

Forward Sales and Written Call Options

Crystallex eliminated its gold contract positions in 2005. During 2005, the Company spent cash of $12.0 million to financially settle 93,119 ounces of gold contracts. An additional 71,239 ounces of gold contract positions were closed out on December 23, 2005 and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc maturing in December 2008, (see Financing Activities). In 2005, the Company recorded a commodity contract loss of $3.8 million.

Write-Down of Property Plant and Equipment and Investment in Subsidiaries

The Company did not incur any write-downs in property, plant and equipment in 2005 or 2006. With the exception of the Las Cristinas project, all property, plant and equipment for operating assets had been fully depleted and amortized by December 31, 2006. During 2005, the Company incurred a charge of $6.6 million due to the write-down of its investment in ECM, (refer to Note 10 in the Notes to the Company's Consolidated Financial Statements).

In 2004, Crystallex incurred write-downs of mineral properties and plant and equipment of $32.0 million. Of this amount, $13.8 million, was attributed to writing down the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill. Mineral property write-downs included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million).

LIQUIDITY AND CAPITAL RESOURCES

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. At its current rate of expenditures, the Company will need to raise additional funds by the end of the second quarter of 2007.

An update of the capital estimate for Las Cristinas will be undertaken after receipt of the Permit. At that time, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company's general and administrative expenses, debt service and financing fees. The

Company intends to fund the overall requirement with existing cash and from a combination of limited recourse project debt financing and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On December 31, 2006, the Company had cash and cash equivalents of $28.6 million, as compared with $25.4 million (including $21.3 million of restricted cash) at year end 2005. The restricted cash at the end of 2005 represented the balance of proceeds of a $100 million senior unsecured note financing held in escrow to pay for approved capital expenditures for Las Cristinas and to partially fund interest payments for the senior unsecured notes. The restricted cash was fully utilized in 2006.

The change in the cash balance during 2006 is reconciled as follows:

		$ millions
Cash, Cash Equivalents and Restricted Cash on December 31, 2005	$	25.4
Common Share and Warrant Financing Activities	$	88.9
Debt Borrowings		0
Total Sources of Cash	$	88.9
Operating Cash Flow Deficit	$	(32.1)
Capital Expenditures – Las Cristinas		(48.4)
Debt Repayments		(5.2)
Total Uses of Cash	$	(85.7)
Net Addition to Cash and Cash Equivalents	$	3.2
Cash and Cash Equivalents on December 31, 2006	$	28.6

Cash Flow from Operating Activities

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. In previous years, cash flow from operations was also impacted by expenditures on reducing the Company's gold sales commitments, which were eliminated at the end of 2005.

Cash flow from operations was a deficit of $32.1 million in 2006, compared with a deficit of $32.7 million the year earlier. The cash flow deficit in 2006 reflects general and administrative expenses of $20.4 million, $10.0 million of cash interest payments and a $5.4 million utilization of working capital. In 2005, the cash flow deficit of $32.7 million was largely attributable to $19.5 million of general and administrative expenditures, $12.0 million of expenditures for settling gold contract positions and $5.2 million of cash interest payments, offset in part by a $4.8 million positive contribution from working capital changes.

Cash flow from operations was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million in 2004. The larger deficit in 2004 was mainly due to higher spending on settling gold contract positions. In 2004, the Company spent $19.1 million on settling gold contracts, as compared with $12 million in 2005.

Investing Activities

Capital expenditures totalled $48.4 million in 2006, as compared with $94.4 million in 2005. The decrease in capital expenditures is attributable to the delay in receiving the Permit to commence site development of Las Cristinas. Capital spending in 2006 was exclusively used for advancing the development of Las Cristinas and included expenditures for engineering design and equipment procurement under the EPCM contract and also for owner's costs, including security, site general and administrative costs, environmental work, socio-economic programs, exploration drilling and legal and professional fees. Higher capital expenditures in 2005, as compared to both 2006 and 2004, reflect greater activity in the areas of engineering design and equipment procurement.

Until the Permit is received, capital expenditures for Las Cristinas are expected to largely comprise the owner's costs described above and EPCM governed costs, such as SNC Lavalin charges, camp catering, freight and storage.

Capital expenditures for 2004-2006 are summarized as follows:

$ millions		2006		2005		2004
Las Cristinas	$	48.4	$	93.5	$	40.7
Revemin/ Tomi		-		0.4		9.1
Albino		-		0.5		0.8
Corporate		-		-		0.3
Total	$	48.4	$	94.4	$	50.9

The amount of capital spending in 2007 depends upon the timing of the receipt of the Las Cristinas Permit and the timing of future financings.

Financing Activities

In August 2006, the Company raised net proceeds of $26.9 million in a public offering of 10,125,000 units, with each unit consisting of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of C$4.25 on or before February 10, 2008.

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of $2.90 per unit for net proceeds of $30.3 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for $4.25 per share for a period of 18 months, exercisable 45 days following the receipt of the Permit for the Las Cristinas project.

The Company received proceeds of $21.3 million during the third quarter of 2006 from the exercise of common share purchase warrants. Approximately $6.0 million of these proceeds were received in July 2006, when the Company agreed to amend the terms of 2,197,727 warrants, expiring September 15, 2006 and issue new warrants in exchange for the early exercise of the 2,197,727 warrants. Upon the early exercise of the warrants, the Company issued 2,197,727 common shares and issued 0.398 new common share purchase warrants for each warrant exercised, for an aggregate issue of 875,000 new warrants. Each new warrant entitles the holder to purchase one common share of the Company at an exercise price of $4.00 per share until July 14, 2008.

Standard Bank Loan

On December 23, 2005, the Company closed out the remaining 71,239 ounces of gold contract positions and converted the $14.3 million settlement amount into an amortizing term loan facility with Standard Bank Plc maturing on December 31, 2008. The loan consisted of a $7.5 million convertible portion and a $6.8 million non-convertible portion. During the second quarter of 2006, Standard Bank elected to convert the entire $7.5 million convertible portion of their loan into common shares of Crystallex. As a result of the conversion, the Company issued 3,765,841 common shares to Standard Bank.

The Company is required to make monthly principal and interest payments totalling $150,000 under the term loan agreement. In addition, the terms of the loan agreement require the Company to make mandatory loan prepayments upon the issue of equity or equity linked debt securities, including convertible or exchangeable debt securities. The prepayment amount is tied to the net proceeds of new equity financings. As a result of the private placement financing in February 2006 and the unit financing in August 2006, the Company made mandatory prepayments to Standard Bank of $2.1 million and $1.9 million respectively. At December 31, 2006, there was $3.2 million outstanding under the Standard Bank term loan.

Crystallex is providing a guarantee of the obligations under the term loan. The loan is secured by the Company's Tomi and Revemin assets. The non-convertible portion of the term facility ranks pari passu with unsecured and unsubordinated debt of Crystallex.

Equity Draw Down Facility

The Company has a C$60 million equity draw down facility with a counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company's common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. On January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 common shares to the counterparty for gross proceeds of C$5.0 million. At December 31, 2006, a total of C$26.6 million had been drawn under the facility.

The Company issued the following common shares to the counterparty upon the exercise of four draws under the equity draw down facility.

Date	Shares Issued	Gross Proceeds
October 5, 2005	4,092,680	C$6.0 million
October 31, 2005	2,924,259	C$4.6 million
November 30, 2005	3,163,657	C$6.0 million
December 16, 2005	2,092,640	C$5.0 million
January 26, 2006	1,661,130	C$5.0 million

Asset Retirement Obligations

The estimate of future cash flows required for asset retirement obligations was reduced by approximately $0.4 million during 2006. The decrease was mainly attributable to a reduction in the estimate of costs associated with the retirement of the Revemin mill.

In 2005, the estimate for asset retirement obligations was reduced by $1.1 million, as compared with 2004. This reduction was mainly as a result of the reduction in the estimate of surface area to require rehabilitation at the Company's Lo Increible properties.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's contractual obligations and commitments, as at December 31, 2006, are tabled below:

$ millions	Less than One Year	1 – 3 Years	4 – 5 Years	More Than 5 Years	Total
Long Term Debt Repayments[1]	$ 3.4	$ 2.0	$ 100.0	–	$ 105.4
Asset Retirement Obligations	$ 0.2	$ 1.0	–	–	$ 1.2
Operating Lease Obligations	$ 0.17	$ 0.21	–	–	$ 0.38

[1] Included in the debt repayment schedule is $1.8 million of exchangeable notes, payable in two equal instalments in June and December 2007. The Noteholders may elect to exchange the instalments for shares of the Company and the Company has the option to satisfy the instalment obligation with shares. Subsequent to year-end, the Company received notice that the Noteholders have elected to receive shares of the Company for the June 2007 instalment.

In addition, the Company has approximately $1.9 million in outstanding commitments related to long lead time equipment ordered for Las Cristinas.

The Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic of Venezuela. The exploitation tax is presently 3% of gold revenue.

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

RELATED PARTY TRANSACTIONS

During 2005 and 2006, Crystallex entered into the following material transactions with related parties:

Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company in 2005 and 2006. Mr. Robert Fung is an employee of Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2006, Orion was paid $2,947,156 for these services, none of which was to the benefit of Mr. Fung. During 2005, Orion was paid $121,000. The increase in 2006 was attributable to Orion's role in the Company's financing activities during the year.

During 2005, a portion of the Company's legal fees were paid to a related party. McMillan Binch Mendelsohn LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch Mendelsohn LLP and was a member of the Board of Directors of Crystallex until June 24, 2005. During that period in 2005, McMillan Binch Mendelsohn LLP was paid C$730,000 for providing legal services to Crystallex.

OUTSTANDING SHARE DATA

At March 26, 2007, 246,196,806 common shares of Crystallex were issued and outstanding. In addition, at March 26, 2007 options to purchase 11,289,089 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 18,687,500 common shares of Crystallex were issued and outstanding.

QUARTERLY DATA

	2006				2005			
US$,000	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 5,720	$ 9,769	$ 5,520	$ 7,079	$ 6,623	$ 7,020	$ 6,301	$ 5,046
Net (Loss)	$ (11,617)	$ (8,815)	$ (8,296)	$ (6,956)	$ (18,585)	$ (10,338)	$ (8,295)	$ (7,989)

Quarterly revenue in 2006, as compared with 2005 reflects lower gold sales; however, in some quarters, notably the third quarter of 2006, this is offset by higher realized gold prices. The net loss in the fourth quarter of 2005 reflects the impact of a $6.6 million write-down of an investment in a subsidiary company.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments were not designated as hedges for accounting purposes and were carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" below and in the Company's 2006 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

RISK FACTORS

The business and operations of the Crystallex Group are subject to risks. In addition to considering the other information in the Company's 2006 40-F/Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company's mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Company's principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Company has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The Company continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the

Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company's primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Company's business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /US$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/US$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See "Las Cristinas Project – Mine Operation Agreement." in the Company's 2006 40-F/Annual Information Form. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and

(b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all "new" economic interests would be granted in the form of joint ventures or operating contracts. In order to effect this change, the Government of Venezuela, advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. MIBAM issued its formal approval of Las Cristinas on March 26, 2006.

Arbitration Proceedings

The Company is a party interested in, but not a party to, an ongoing arbitration. Please see "Legal Proceedings – Withdrawal of MINCA Litigation – Vanessa Arbitration" in the Company's 2006 40-F/Annual Information Form.

Sale of Gold

For the past several years the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Company it was suspending purchase of gold from the Company. During June and July, the Company sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Company. The Company is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Company's export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Company's operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability (see "Risk Factors – General Risk Factors – Environmental Regulation and Liability"), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the "Reserve"). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme

Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Mine Operation Agreement – Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's properties, the extent of which cannot be predicted.

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

In September 2005, the Company issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. ("Azimuth") and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulated that, until the C$10 million principal value of the unsecured notes was repaid, 50% of the proceeds of each draw under the equity draw down facility would be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of US$31.3 million under a private placement of units. In July 2006 the Company received US$6.04 million from the early exercise of warrants held by Riverview Group LLC. On August 11, 2006, the Company issued 10,125,000 units, each unit comprised of one common share and one common share purchase warrant, for an aggregate price of C$32.4 million. Despite these financings, the Company has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Company's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Company's Tomi operations and Revemin mill currently account for substantially all of the Company's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company's financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company's future performance.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation's profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Company's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of US$253 per ounce and a high of US$725.75 per ounce. On December 29, 2006, the a.m. fixing price of gold sold in the London Bullion Market was US$635.70 per ounce.

The Company's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company's operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company's profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

The market price of the common shares of the Company is also affected by fluctuations in the gold price.

Currency Fluctuations

Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company's profitability, cash flows and financial position.

Credit and Market Risks

The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Recent Losses and Write-downs

The Company incurred net losses in each of 2006, 2005, and 2004. The Company's deficit at December 31, 2006 was US$287.2 million. The Company's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Company undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of US$49.5 million in the 2003 and 2004 financial statements.

Operating Losses are Expected to Continue In the Near Future

The Company has experienced losses from operation for each of the last three years. The Company expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Dependence on Key Employees

The Company's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Company has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Company to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Company's internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2006. Management's evaluation of, and report on, the Company's internal controls over financial reporting is set out in this Management Discussion and Analysis under the heading Report on Disclosure Controls and Procedures – Internal Control over Financial Reporting". There can be no assurance the Company's internal controls over financial reporting will be free of material weaknesses in future periods. When a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Common Share Price Volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this Annual Information Form, including:

- the Company's operating performance and the performance of competitors and other similar companies;
- the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;
- changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
- changes in general economic conditions;
- the number of the common shares to be publicly traded after this offering;
- the arrival or departure of key personnel;
- acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
- gold price volatility.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Potential Dilution

As at December 31, 2006, the Company has outstanding options to purchase approximately 11,394,085 (common shares of the Company and warrants to purchase approximately 18,687,500 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 868,833 options outstanding with a weighted average exercise price of C$4.03 that were not fully vested. The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Company's assets and the assets of a majority of the Company's directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Company is currently in the development stage for its principle property, the Las Cristinas project, the Company intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company's shares and the underlying commodities markets.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

As of December 31, 2006, Management evaluated the Company's internal controls over financial reporting ("ICFR"), as defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings of the Canadian Securities Administrators. For the purposes of Management's evaluation, a weakness in the Company's ICFR would be considered to be a "material weakness" if the weakness was a significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the

For the Year Ended December 31, 2006 (All dollar amounts in US dollars, unless otherwise stated)

annual or interim financial statements would not be prevented or detected on a timely basis by Management or employees in the normal course of performing their assigned functions.

In making its assessment of the Company's ICFR as of December 31, 2006, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management identified the material weaknesses in the Company's ICFR described below. The material weaknesses identified by Management did not result (either individually or collectively) in any adjustments to the Company's annual or interim consolidated financial statements for the 2006 fiscal year or any prior period.

1. *Override and Monitoring of Established Controls*. During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company's Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work. This weakness has the potential to result in material misstatements in the Company's consolidated financial statements.

   To address this weakness, Management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company's consolidated financial statements.

2. *Tax Obligations*. During the process of review and evaluation, Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela. This weakness has the potential to result in material misstatements of the Company's recorded tax liabilities.

   Management has since taken steps to remediate this problem. In January 2007, the Company hired a qualified tax manager in Venezuela to ensure the Company's Venezuelan tax obligations are appropriately recorded and disclosed in the Company's consolidated financial statements.

3. *Complex Accounting Issues – US GAAP*. Management has concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues. This weakness has the potential to result in material misstatements in the Company's US GAAP reconciliation note in its financial statements.

   Management has concluded and the Board of Directors has agreed that, taking into account the present stage of the Company's development, the present competency of the finance personnel charged with the preparation of the annual financial statements, the findings of the results from the annual audit and the best interests of its shareholders, the Company is not currently of a sufficient size and scale to warrant the hiring of additional professional staff to fully respond to this weakness. Management intends to minimize the potential impact of this weakness on a going forward basis by engaging external advisors to review all US GAAP accounting matters relating to the Company's consolidated financial statements.

4. *Segregation of Duties*. During the process of review and evaluation Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company's consolidated financial statements. This weakness has the potential to result in material misstatements in the Company's consolidated financial statements.

   To address this weakness, Management is in the process of hiring additional staff at appropriate levels within the Company to ensure that an adequate segregation of duties can be achieved in the preparation of the Company's consolidated financial statements. Management has also performed additional procedures relating to subsidiary operating results that are included in the Company's consolidated financial statements.

NON GAAP MEASURES

Total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. Total cash costs per ounce are derived from amounts included in the Operations Expenses line on the Company's Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs. Total cash costs are calculated by the aggregate of these costs by gold ounces sold. Total cash cost statistics should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under U.S. GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000's		2006		2005
Operating Costs per Financial Statements	**$**	**27,099**	$	22,755
Adjust for Albino Development Expenditures		**-**	$	592
Exploration Expenditures	**$**	**(621)**		-
Asset Retirement Obligations Adjustment	**$**	**310**		-
Operating Costs for Per Ounce Calculation	**$**	**26,788**	$	22,163
Gold Ounces Sold		**48,570**		55,217
Total Cash Cost Per Ounce US$	**$**	**552**	$	401

Additional information relating to Crystallex, including the 2006 Form 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

ACCOUNTING RESPONSIBILITIES, PROCEDURES AND POLICIES

The Board of Directors which, among other things, is responsible for the consolidated financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements and internal controls. Responsibility for their review is that of the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the consolidated financial statements, great care is taken to use the appropriate generally accepted accounting principles and estimates considered necessary by management to present fairly and consistently the consolidated financial position and the results of operations. The principal accounting policies followed by the Company are summarized on pages 60 to 63.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. Management's evaluation of, and report on, the Company's internal controls over financial reporting for the year-ended December 31, 2006 is set out in the Company's Management Discussion and Analysis under the heading Report on Disclosure Controls and Procedures – Internal Control over Financial Reporting". There can be no assurance the Company's internal controls over financial reporting will be free of material weaknesses in future periods. When a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

The Company's Audit Committee is appointed by the Board of Directors annually and is currently comprised of three independent directors. The Committee meets with management and with the independent auditors (who have free access to the Audit Committee) to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditor's report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

Johan van't Hof
Chairman of the Audit Committee

Gordon Thompson
President & Chief Executive Officer

Robert Crombie
Interim Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crystallex International Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Ontario
March 27, 2007, except as to Note 17, which is as at March 29, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31, 2006 and 2005 (Expressed in United States dollars)

	2006	2005
ASSETS		
CURRENT		
Cash and cash equivalents	$ 28,573,142	$ 4,070,019
Restricted cash and cash equivalents (Note 3)	-	9,241,851
Accounts receivable	490,090	1,395,394
Production inventories (Note 4)	4,867,577	2,566,821
Prepaid expenses and other	4,760,999	2,787,495
	38,691,808	20,061,580
RESTRICTED CASH AND CASH EQUIVALENTS (Note 3)	-	12,081,312
PROPERTY, PLANT AND EQUIPMENT (Note 5)	256,455,027	215,260,043
DEFERRED FINANCING FEES (Note 6)	2,595,627	3,237,263
TOTAL ASSETS	$ 297,742,462	$ 250,640,198
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 12,791,456	$ 20,145,034
Current portion of debt (Note 7)	3,172,559	2,442,350
Current portion of asset retirement obligations (Note 8)	239,408	126,092
	16,203,423	22,713,476
DEBT (Note 7)	84,524,929	94,495,582
ASSET RETIREMENT OBLIGATIONS (Note 8)	971,167	1,394,646
	101,699,519	118,603,704
COMMITMENTS AND CONTINGENCIES (Notes 1 & 16)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 9)	448,100,697	336,491,624
CONTRIBUTED SURPLUS	23,135,187	32,489,216
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN (Note 7)	-	2,564,366
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(287,151,922)	(251,467,693)
	196,042,943	132,036,494
	$ 297,742,462	$ 250,640,198

Gordon Thompson
Director

Johan van't Hof
Director

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2006, 2005, 2004 (Expressed in United States dollars)

	2006	2005	2004
MINING REVENUE	$ 28,087,764	$ 24,989,681	$ 20,245,690
OPERATING EXPENSES			
Operations	27,099,113	22,754,642	18,037,768
Amortization	949,996	2,366,312	1,161,042
Depletion	833,427	330,472	4,869,005
	28,882,536	25,451,426	24,067,815
OPERATING LOSS	(794,772)	(461,745)	(3,822,125)
OTHER EXPENSES			
General and administrative	20,397,226	19,460,501	18,223,193
Interest on debt	12,945,985	11,809,087	548,131
Stock based compensation (Note 9)	2,463,691	3,665,894	5,296,977
Amortization	701,875	1,048,296	158,969
	36,508,777	35,983,778	24,227,270
COMMODITY CONTRACT LOSS	-	(3,770,835)	(963,717)
LOSS BEFORE OTHER ITEMS	(37,303,549)	(40,216,358)	(29,013,112)
OTHER ITEMS			
Interest and other income	1,159,586	1,926,425	697,638
Foreign exchange (loss) gain	459,734	(1,192,593)	397,313
Write-down of property, plant & equipment (Note 5)	-	-	(32,003,253)
Gain on settlement of debt (Note 7)	-	875,610	-
Investment in subsidiaries (Note 10)	-	(6,600,000)	(493,702)
	1,619,320	(4,990,558)	(31,402,004)
LOSS FROM CONTINUING OPERATIONS BEFORE NON-CONTROLLING INTEREST	(35,684,229)	(45,206,916)	(60,415,116)
NON-CONTROLLING INTEREST	-	-	111,053
LOSS FROM CONTINUING OPERATIONS	(35,684,229)	(45,206,916)	(60,304,063)
LOSS FROM DISCONTINUED OPERATIONS (Note 15)	-	-	(350,000)
NET LOSS FOR THE YEAR	$ (35,684,229)	$ (45,206,916)	$ (60,654,063)
NET LOSS PER SHARE – basic and diluted			
Continuing operations	$ (0.15)	$ (0.23)	$ (0.35)
Discontinued operations	-	-	-
	$ (0.15)	$ (0.23)	$ (0.35)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – basic and diluted	230,229,162	194,729,931	172,234,551

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

	2006	2005	2004
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES			
Loss for the year - continuing operations	**$ (35,684,229)**	$ (45,206,916)	$ (60,304,063)
Adjustments to reconcile loss to net cash used in operating activities:			
Amortization and depletion	**2,485,298**	4,495,523	6,189,016
Interest accretion on debt	**2,960,413**	2,672,895	79,249
Stock based compensation	**2,463,691**	3,665,894	5,296,977
Warrants issued for professional fees	**1,365,839**	-	-
Accretion expense on asset retirement obligations	**288,376**	345,460	-
Reductions in asset retirement obligations	**(598,539)**	(1,095,903)	-
Director's fees paid in shares	**60,000**	190,000	100,000
Investment in subsidiaries	**-**	6,600,000	493,702
Gain on settlement of debt	**-**	(875,610)	-
Write-down of mineral properties	**-**	-	32,003,253
Extension of warrants	**-**	-	225,178
~~Non controlling interest in loss of subsidiary~~	~~-~~	~~-~~	~~(111,053)~~
Unrealized foreign exchange gain	**-**	-	(71,279)
Unrealized commodity contract gain	**-**	(8,265,111)	(18,127,999)
Changes in other operating assets and liabilities (net of effects from purchase of subsidiaries):			
Decrease (increase) in accounts receivable	**905,304**	(865,487)	330,994
Increase in production inventories	**(2,300,756)**	(782,033)	(33,085)
Increase in prepaid expenses and other	**(1,973,504)**	(2,231)	(1,752,719)
(Decrease) increase in accounts payable and accrued liabilities	**(2,024,678)**	6,409,112	(323,269)
	(32,052,785)	(32,714,407)	(36,005,098)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in property, plant and equipment	**(48,410,744)**	(94,369,873)	(50,900,524)
Decrease (increase) in restricted cash and cash equivalents	**21,323,163**	76,682,473	(98,005,636)
Decrease (increase) in short-term investments	**-**	30,277,280	(30,277,280)
	(27,087,581)	12,589,880	(179,183,440)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common shares for cash	**82,951,451**	15,892,242	115,113,111
Debt borrowings	**-**	7,673,793	78,550,000
Debt repayments	**(5,202,552)**	(4,512,500)	(1,029,530)
Deferred financing fees	**(77,479)**	(898,657)	(3,489,122)
Issuance of warrants	**5,972,069**	272,926	-
Proceeds from orderly disposition of shares	**-**	-	3,957,285
	83,643,489	18,427,804	193,101,744
CASH FLOWS FROM CONTINUING OPERATIONS	**24,503,123**	(1,696,723)	(22,086,794)
CASH FLOWS FROM DISCONTINUED OPERATIONS	**-**	-	1,650,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**24,503,123**	(1,696,723)	(20,436,794)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**4,070,019**	5,766,742	26,203,536
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 28,573,142**	$ 4,070,019	$ 5,766,742

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Equity Component Notes/ Exchangeable Debt	Cumulative Translation Adjustment	Deficit	Total
Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$ –	$ 11,958,981	$(142,650,559)	$ 78,997,765
Adjustment for change in policy re stock-based compensation	–	–	–	–	–	2,956,155	–	–	(2,956,155)	$ –
Shares issued: Public equity offering	28,750,000	81,935,995	–	–	–	–	–	–	–	$ 81,935,995
Unit offering	6,500,000	20,484,750	–	–	–	–	–	–	–	$ 20,484,750
Exercise of options	1,251,000	1,581,512	–	–	–	(172,624)	–	–	–	$ 1,408,888
Conversion of warrants	4,908,046	13,573,007	–	–	(4,908,046)	(2,289,529)	–	–	–	$ 11,283,478
Directors' fees	40,976	100,000			–	–	–	–	–	$ 100,000
Finders fee	19,232	50,000			–	–	–	–	–	$ 50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	–	–	–	–	–	$ –
Share exchange – El Callao	163,958	468,062	–	–	–	–	–	–	–	$ 468,062
Proceeds from orderly disposition of shares	–	3,957,285	–	–	–	–	–	–	–	$ 3,957,285
Options Issued	–	–	–	–	–	5,296,977	–	–	–	$ 5,296,977
Warrants expired during the year	–	–	–	–	(2,126,491)	–	–	–	–	$ –
~~Extension of warrants~~	~~–~~	~~–~~	~~–~~	~~–~~	~~–~~	~~225,178~~	~~–~~	~~–~~	~~–~~	~~$ 225,178~~
Net loss for the year	–	–	–	–	–	–	–	–	(60,654,063)	$(60,654,063)
Balance at December 31, 2004	189,836,735	306,031,783	–	–	13,008,235	31,824,328	–	11,958,981	(206,260,777)	143,554,315
Shares issued: Unit offering	200,000	466,549	–	–	450,000	272,926	–	–	–	$ 739,475
Exercise of options	775,000	1,196,957	–	–	–	(143,934)	–	–	–	$ 1,053,023
Issuance of shares under equity drawn down facility	12,273,236	17,394,493	–	–	–	–	–	–	–	$ 17,394,493
Acquisition of non-controlling interest	1,467,136	3,000,000	–	–	–	–	–	–	–	$ 3,000,000
Conversion of warrants	3,418,500	8,210,355	–	–	(3,418,500)	(3,129,998)	–	–	–	$ 5,080,357
Directors' fees	65,186	190,000	–	–	–	–	–	–	–	$ 190,000
Share exchange – El Callao	523	1,487	–	–	–	–	–	–	–	$ 1,487
Exchangeable debt	–	–	–	–	–	–	2,564,366	–	–	$ 2,564,366
Options issued to employees	–	–	–	–	–	3,665,894	–	–	–	$ 3,665,894
Warrants expired during the year	–	–	–	–	(1,042,008)	–	–	–	–	$ –
Net loss for the year	–	–	–	–	–	–	–	–	(45,206,916)	$(45,206,916)
Balance at December 31, 2005	208,036,316	336,491,624	–	–	8,997,727	32,489,216	2,564,366	11,958,981	(251,467,693)	132,036,494
Shares issued: Unit offerings	20,924,000	51,208,985	–	–	17,312,500	5,972,069	–	–	–	$ 57,181,054
Exercise of options	1,641,800	5,490,735	–	–	–	(1,838,981)	–	–	–	$ 3,651,754
Issuance of shares under equity drawn down facility	1,661,130	4,317,661	–	–	–	–	–	–	–	$ 4,317,661
Settlement of promissory note	611,300	1,800,000	–	–		–	–	–	–	$ 1,800,000
Settlement of bank loan	3,765,841	7,641,266	–	–		–	(2,564,366)	–	–	$ 5,076,900
Conversion of warrants	8,764,682	41,089,701	–	–	(8,764,682)	(17,316,647)	–	–	–	$ 23,773,054
Directors' fees	19,170	60,000	–	–	–	–	–	–	–	$ 60,000
Share exchange – El Callao	255	725	–	–	–	–	–	–	–	$ 725
Options issued to employees	–	–	–	–	–	2,463,691	–	–	–	$ 2,463,691
Warrants issued for professional fees	–	–	–	–	500,000	1,365,839	–	–	–	$ 1,365,839
Warrants issued in exchange for early exercise of warrants	–	–	–	–	875,000	–	–	–	–	$ –
Warrants expired during the year	–	–	–	–	(233,045)	–	–	–	–	$ –
Net loss for the year	–	–	–	–	–	–	–	–	(35,684,229)	$(35,684,229)
Balance at December 31, 2006	245,424,494	$448,100,697	–	–	18,687,500	$ 23,135,187	$ –	$ 11,958,981	$(287,151,922)	$196,042,943

1. NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the permit to Impact Natural Resources (the "Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mines ("MIBAM") advising that MIBAM formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 19.

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, all of which are controlled through the ownership of a majority voting interest. All inter-company balances and transactions have been eliminated.

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in the Statement of Operations.

The Company translates monetary assets and liabilities that are denominated in foreign currencies at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at average rates in the month except for depreciation and amortization, which are translated using the same rates as the related assets. Foreign exchange gains and losses on monetary items are recorded on the statement of operations as they occur.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2006 and December 31, 2005.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization is being provided for using the straight-line method over the following periods, not to exceed the mine's estimated life:

Buildings	5 years
Field vehicles	5 years
Furniture and equipment	5 years
Mill and plant	20 years
Mining equipment	10 years

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is amortized and charged to amortization expense over the life of the associated asset. The obligation is accreted over the period of expected cash flows with a corresponding charge to operating expenses. The fair value of the obligation for asset retirement is re-assessed annually.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long lived assets

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs.

The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value, which is measured using discounted cash flows.

Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it appears more likely than not that some or all of the future income tax assets will not be realized.

Revenue recognition

Revenue from mining operations are recognized upon shipment of gold, when title has passed to the customer, when persuasive evidence of an arrangement exists, and collection of the sale is reasonably assured.

Deferred financing fees

Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted per share amounts are calculated using the treasury stock method. In 2006, 2005 and 2004, the potential effect of the outstanding convertible notes, stock options and warrants were anti-dilutive.

Commodity derivative contracts

The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments were not designated as hedges for accounting purposes and were carried on the balance sheets, under the caption commodity contract obligations, at estimated current fair market value.

Premiums received at the inception of written call options were initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the commodity contract obligations and realized gains/losses on the commodity contract obligations were recognized in the Statement of Operations in the year of the change or settlement as a commodity contract gain (loss).

Stock-based compensation plans

The Company has stock-based compensation plans which are described in Note 9. The Company accounts for stock options using the fair value method, whereby compensation expense for stock options is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used include those relating to the timing and receipt of the Permit, gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital, income taxes and required asset retirement obligations. These estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of debt is disclosed in Note 7.

Fair values of certain financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the caption commodity contract obligations. As at December 31, 2006 and 2005 the Company had no obligations outstanding under fixed forward contracts and written call options.

3. RESTRICTED CASH AND CASH EQUIVALENTS

As at December 31, 2006 the Company no longer had any restricted cash and cash equivalents (December 31, 2005 – $21,323,163). Prior to December 31, 2006, this balance was comprised principally of treasury bills with original maturities of three months or less. These funds were held in escrow under terms of an Escrow Agreement whereby funds were restricted for use towards approved capital budget expenditures for Las Cristinas and interest expense on Notes payable (Note 7).

4. PRODUCTION INVENTORIES

	2006	2005
Gold in doré	$ **524,360**	$ 406,435
Gold in process	**563,746**	732,074
Stockpiled ore	**958,271**	28,484
Consumables and spare parts	**2,821,200**	1,399,828
	$ **4,867,577**	$ 2,566,821

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 are as follows:

	2006		
	Cost, Net of Write-downs	**Accumulated Amortization and Depletion**	**Net Book Value**
Plant and equipment	**$ 113,865,685**	**$ 9,003,122**	**$ 104,862,563**
Mineral properties	**159,499,041**	**7,906,577**	**151,592,464**
Deferred exploration and development expenditures	**3,658,007**	**3,658,007**	**-**
	$ 277,022,733	**$ 20,567,706**	**$ 256,455,027**

	2005		
	Cost, Net of Write-downs	Accumulated Amortization and Depletion	Net Book Value
Plant and equipment	$ 99,939,283	$ 7,783,659	$ 92,155,624
Mineral properties	130,177,569	7,877,218	122,300,351
Deferred exploration and development expenditures	3,658,007	2,853,939	804,068
	$ 233,774,859	$ 18,514,816	$ 215,260,043

The net book values of property, plant and equipment by location are as follows:

	2006			
	Plant and Equipment	**Mineral properties**	**Deferred exploration and development expenditures**	**Total**
Las Cristinas	**$104,691,650**	**$151,592,464**	**$ -**	**$256,284,114**
Corporate	**170,913**	**-**	**-**	**170,913**
Total	**$104,862,563**	**$151,592,464**	**$ -**	**$256,455,027**

	2005			
	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total
Las Cristinas	$ 90,930,549	$ 122,270,993	$ -	$ 213,201,542
Tomi Concession	-	29,358	804,068	833,426
Revemin mill	957,455	-	-	957,455
Corporate	267,620	-	-	267,620
Total	$ 92,155,624	$ 122,300,351	$ 804,068	$ 215,260,043

Deferred exploration and development expenditures are not re-classified as costs of mineral properties once production has commenced.

The Company reviews annually the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. Write downs to the estimated fair market value amounting to $ Nil (2005 – $Nil; 2004 – $32,003,253) were included within the Statements of Operations.

Property, plant and equipment summarized by property is as follows:

Las Cristinas

On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the Corporación Venezolana de Guayana ("CVG"), acting under the authority of the Ministry of Energy and Mines of Venezuela ("MEM"), pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale (Note 16). As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions.

The aggregate cost incurred by the Company to December 31, 2006 to obtain the right to exploit the area is $256,284,114, represented by $239,359,968 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $36,170,393 ($24,978,317 in cash; and $11,192,076 through shares); professional fees and related expenses of $115,422,074 ($109,690,004 in cash; and $5,732,070 through shares); and equipment purchases ($104,691,647 in cash). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments relating to travel and administrative costs of $793,557 during the year ended December 31, 2006 (2005 – $370,579 ; 2004 – $634,679).

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. On February 25, 2005, the MEM notified the Company that it had terminated the Company's Albino concession rights. The Company wrote down the carrying value of its investment in the Albino concession to $ Nil as at December 31, 2004.

6. DEFERRED FINANCING FEES

Deferred financing fees of $2,595,627, net of accumulated amortization of $1,215,618 (December 31, 2005 – $3,237,263, net of accumulated amortization of $617,908), relate to costs incurred in the issuance of unit offerings and debt borrowings.

7. DEBT

	2006	2005
Bank loan	$ 3,163,011	$ 12,840,234
Exchangeable promissory notes	1,800,000	3,600,000
Notes payable	82,734,477	80,497,698
	87,697,488	96,937,932
Less: Current portion of debt	(3,172,559)	(2,442,350)
	$ 84,524,929	$ 94,495,582

Bank loan

On December 23, 2005 the Company and its subsidiaries restructured their outstanding obligations to Standard Bank Plc ("SB") to close out all outstanding gold forward sales and call option transactions and to amend its existing credit agreement.

Pursuant to the restructuring, (1) the gold forward sales and call options transactions were closed out and the resulting liability of approximately $14,315,000 was converted into a fully drawn term loan facility, which is being amortized over the next two years and matures on December 31, 2008 and (2) the payment obligation under the existing credit agreement due in January 2006 was restructured and coordinated with the payment terms of the new term loan facility. The Company's guarantee will continue to apply to its subsidiaries' obligations under the new term loan facility and the restructured credit agreement. The obligations under the restructured credit agreement continue

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

7. DEBT (CONTINUED)

Bank loan (continued)

to be secured by charges against certain mining properties (other than the Las Cristinas Project and the Lo Increible operations) and a pledge of shares of certain Crystallex subsidiaries.

The principal amounts outstanding under the new term loan facility and the restructured credit agreement bear interest at a rate per annum equal to LIBOR plus 2.5%. The Company is required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company is also required to make additional principal repayments under the new term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006 (Note 9), the Company repaid $2,123,800 and $1,889,324, respectively, of principal due to SB.

Of the principal amount outstanding under the new term loan facility, $7,500,000 was exchangeable at the option of SB for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange ("TSX") for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share may not be less than C$2.00. Crystallex may require SB to exercise its exchange right if the average market price of Crystallex common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40. If SB does not exercise all of its exchange rights in these circumstances, the remainder of the exchangeable portion of the debt under the new term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the new term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

Of the $7,500,000 exchangeable portion of the debt, $4,935,634 and $2,564,366 respectively, was allocated between the liability and equity components of the debt. The liability component represents the present value of the exchangeable portion discounted using the interest rate that would have been applicable to the non-exchangeable debt. The equity component represents the present value of the interest payments which the Company could settle through the issuance of shares or by cash, discounted at the same rate as the liability component (the interest component) and the right of SB to convert the principal of the debt into common shares, determined as the residual amount at the date of the new term loan facility.

As a result of restructuring the $2,054,000 principal payment due in January 2006 under the previous credit agreement with SB, the Company recorded a gain of $875,610 in December 2005.

In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement. As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well as including the accrued interest, accretion and deferred financing fees all of which resulted in a value of $7,641,266 being assigned to the shares issued.

Exchangeable promissory note

On December 31, 2005 in connection with the acquisition of the non-controlling interest described in Note 10, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

The exchangeable promissory note is non-interest bearing and is payable in four equal semi-annual instalments commencing the earlier of the delivery of a notice or on June 29, 2006. Vengroup may elect to exchange the instalment payments for, and ECM may elect to satisfy its obligations to make instalment payments by delivery of Crystallex common shares. The number of Crystallex common shares to be delivered to Vengroup will be based upon the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding the delivery of an exchange notice by Vengroup or ECM.

In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment. In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 304,087 common shares as settlement of this principal instalment payment.

Where the Company elects to satisfy its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss on the sale of these shares for a six month period, up to the next instalment payment due date. At December 31, 2006 the Company had not delivered any common shares to Vengroup under this arrangement.

Notes payable

In conjunction with a Unit offering (Note 9) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The Notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Interest accretion

Interest accretion on the Notes payable and bank loan of $2,960,413 was expensed during the year ended December 31, 2006 (2005 – $2,672,895) as a component of interest expense.

Principal payments

Principal payments of debt are due as follows:

	Bank loan	Exchangeable promissory notes	Notes payable	Total
2007	$ 1,593,705	$ 1,800,000	$ –	$ 3,393,705
2008	1,983,952	–	–	1,983,952
2011	–	–	100,000,000	100,000,000
	3,577,657	1,800,000	100,000,000	105,377,657
Less: discount	(414,646)	–	(17,265,523)	(17,680,169)
	$ 3,163,011	$ 1,800,000	$ 82,734,477	$ 87,697,488

As at December 31, 2006 the fair value of the Company's debt was $84,878,219 (2005 – $71,880,208).

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

8. ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used discount rates of 15% to 25%. As of December 31, 2006, undiscounted cash outflows approximating $1.69 million (2005 – $3.78 million) are expected to occur over a five year period. The significant decrease in the estimated cash flows is due to a reduction in the estimate of costs associated with the retirement of the Revemin mill.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

As at December 31	2006	2005
Asset retirement obligations, beginning of year	**$ 1,520,738**	$ 2,301,181
Liabilities settled	**-**	(30,000)
Accretion expense	**288,376**	345,460
Revisions in estimated cash flows	**(598,539)**	(1,095,903)
	$ 1,210,575	$ 1,520,738
Less : Current portion	**(239,408)**	(126,092)
Asset retirement obligations, end of year	**$ 971,167**	$ 1,394,646

9. SHARE CAPITAL

	2006	2005
Authorized		
Unlimited common shares, without par value		
Unlimited Class "A" preference shares, no par value		
Unlimited Class "B" preference shares, no par value		
Issued		
245,424,494 Common Shares (2005 – 208,036,316)	**$ 448,100,697**	$ 336,491,624

Warrants

As at December 31, 2006 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)
$1.75	500,000	0.27
$3.65 ($4.25 CAD)	5,062,500	1.12
$4.00	875,000	1.54
$4.25	12,250,000*	
	18,687,500	

* These warrants become exercisable for an 18 month period commencing on a date which is 45 days following the receipt of the Permit for the Company's Las Cristinas project. (See Financing Transactions – Fiscal 2006 Activities).

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

As at December 31, 2006 stock options were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price – Cdn. $	Number of Shares	Contractual Life (Years)	Exercise Price – Cdn$
$1.00 to $1.50	1,352,500	1.07	1.29
$1.75 to $2.60	3,714,935	4.27	2.22
$2.65 to $3.60	3,924,750	5.20	3.08
$4.00 to $4.65	2,401,900	4.87	4.21
	11,394,085	4.33	2.80

A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:

	2006		2005		2004	
	Number of Shares	**Weighted Average Exercise Price – Cdn$**	Number of Shares	Weighted Average Exercise Price – Cdn$	Number of Shares	Weighted Average Exercise Price – Cdn$
Outstanding, beginning of year	**11,327,394**	**$ 2.63**	10,950,250	$ 2.46	8,966,000	$ 1.97
Granted	**1,773,400**	**3.73**	1,407,644	3.28	3,285,250	3.37
Exercised	**(1,641,800)**	**2.31**	(775,000)	(1.66)	(1,251,000)	1.44
Expired	**(64,909)**	**2.51**	(255,500)	(2.02)	(50,000)	1.50
Outstanding, end of year	**11,394,085**	**$ 2.80**	11,327,394	$ 2.63	10,950,250	$ 2.46
Weighted average fair value of options granted during the year – Cdn $		**$ 2.63**		$ 2.75		$ 2.23

As at December 31, 2006, there were 868,833 options outstanding, with a weighted average exercise price of C$4.02 that were not fully vested (2005 – 139,429 options; $3.19 weighted average exercise price).

Supplemental information for stock-based compensation

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2006	2005	2004
Risk free interest rate	**4.13%**	3.61%	4.38%
Expected life (years)	**3.70**	3.97	5.98
Expected volatility	**119%**	105%	75%
Expected dividends	**–**	–	–

Financing Transactions

Fiscal 2006 Activities

During January 2006, the Company issued 1,661,130 common shares for net proceeds of $4,317,661 under the terms of its equity draw down facility.

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

9. SHARE CAPITAL (CONTINUED)

Financing Transactions (continued)

Fiscal 2006 Activities (continued)

During February 2006, the Company completed a private placement of 10,799,000 units. Each unit was comprised of one common share and 1.1344 common share purchase warrants. Each whole warrant entitles the holder to purchase one common share at a price of US$4.25. The warrants are non-transferable and are exercisable for an 18 month period commencing 45 days following receipt of the Permit for the Company's Las Cristinas project in Venezuela. Certain events, including change in control of the Company or in the Company's interest in the Las Cristinas project, make the warrants immediately exercisable. The net proceeds received by the Company, after considering issuance costs of $991,972, was $30,325,130. The issuance costs were allocated proportionately to the amounts recorded as share capital of $28,233,742 and contributed surplus of $2,091,388.

During March 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 7), the Company issued 307,213 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2006.

During May 2006, upon SB's exercise of its exchange rights, the Company issued 3,765,841 common shares to SB as settlement of the $7.5 million exchangeable portion of the bank loan (Note 7).

During July 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 7), the Company issued 304,087 common shares to Vengroup as payment of $900,000 due to Vengroup on December 29, 2006.

During July 2006, the Company agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the "Warrants"). Each Warrant entitled the holder to acquire one common share of the Company at an exercise price of US$2.75 per share until September 15, 2006. Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company issued approximately 0.398 new common share purchase warrants (the "New Warrants") in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008.

The Company agreed to amend the terms of warrants granted to its project finance advisor ("Advisor"). The Company previously issued 500,000 common share purchase warrants to its Advisor in April 2003 that would only become exercisable to the Advisor should the Advisor secure financing for the Las Cristinas project ("the Financing Condition"). In July 2006 the Company agreed to remove the Financing Condition from these warrants and, accordingly, recorded professional fees of $1,365,839.

During August 2006, the Company completed a public offering of 10,125,000 units. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of C$4.25. The warrants are exercisable on or before February 10, 2008. The net proceeds received by the Company, after considering issuance costs of C$2,309,331 (US$2,061,078), was C$30,090,669 (US$26,855,922). The issuance costs were allocated proportionately to the amounts recorded as share capital of C$25,742,567 (US$22,975,241) and contributed surplus of $4,348,102 (US$3,880,681).

Fiscal 2005 Activities

On July 29, 2005, the Company filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. On August 23, 2005 the preliminary short form base shelf prospectus and registration statement became effective. This prospectus enables the Company to offer at its option, over a 25-month period, up to an aggregate of C$75 million of senior unsecured notes, common shares, warrants and units in one or more offerings.

On September 14, 2005 the Company established, as covered under the short form base shelf prospectus, a C$60 million equity draw down facility with a counterparty and also issued and sold to them for gross proceeds of C$10 million (received on closing), units comprising C$10,000,000 principal amount of 5% Series 2 Notes due March 13, 2006, 200,000 common shares, and warrants to acquire 450,000 common shares exercisable on or before September 13, 2006 at a price of C$3.19 per share. The securities comprising the units separated immediately upon issue (Note 7). During the period October 5, 2005 through to December 16, 2005 the Company issued 12,272,236 common shares for net proceeds of $17.8 million under its equity draw down facility. In accordance with the terms of the draw down facility a portion of the proceeds were used to repay the outstanding Series 2 Notes.

On December 30, 2005, the Company acquired the non-controlling shareholder interests in the holding companies which own or control the interests in certain of Lo Incréible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit). Under the terms of the transaction ECM purchased the 49% outstanding interest in Osmin Holdings Limited ("Osmin") and the 30% outstanding interest in Tamanaco Holdings Limited ("Tamanaco") owned by Vengroup and a related company, for consideration consisting of $6,600,000 payable as follows:

- $3,000,000 by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares;
- $3,600,000 by the issuance and delivery to Vengroup of a $3,600,000 exchangeable promissory note of ECM (Note 7).

In addition, the arbitration proceedings between Crystallex and Vengroup were terminated and the parties delivered mutual releases with respect to the subject matter of the arbitration proceedings. As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM's obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM's Venezuelan subsidiary that directly holds the interest in the Lo Increible properties.

As part of the transaction, Crystallex also entered into a consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of $600,000. These amounts were expensed during 2005 and included in general and administrative expenses in the consolidated statement of operations.

Fiscal 2004 Activities

On April 5, 2004, the Company completed a C$100 million public equity offering whereby 25,000,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters' fee, amounted to $71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters' fee, amounted to $10,475,873. Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit. Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company. The net proceeds received by the Company, after considering the underwriters' fee of $4,000,000 and other expenditures of $500,000, amounted to $95,500,000. The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 7).

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

9. SHARE CAPITAL (CONTINUED)

Financing Transactions (continued)

Fiscal 2004 Activities (continued)

The net proceeds of the offering (the "Escrowed Funds") were deposited with CIBC Mellon Trust Company (the "Escrow Agent") under the terms of an escrow agreement (the "Escrow Agreement") dated December 23, 2004 between the Company and the Escrow Agent. The Escrowed Funds were divided into two pools: one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the "Interest Pool"); and, the other pool equal to the balance of the Escrowed Funds (the "Project Pool").

Under the terms of the Escrow Agreement, the Escrow Agent will release an amount equal to the interest payment from the Interest Pool, when the Company makes each of the first three interest payments to the Trustee.

Under the terms of the Escrow Agreement, the Escrow Agent will release funds from the Project Pool to pay Approved Capital Budget Expenditures. Approved Capital Budget Expenditures are defined in the Escrow Agreement to include capital expenditures that are specifically contemplated by the feasibility studies or the project control budget relating to the Las Cristinas Project and are permitted under Venezuelan law as evidenced by an opinion of Venezuelan counsel to the Company.

Shareholder Rights Plan

On October 30, 2006 the shareholders of the Company voted to ratify, confirm and approve a new shareholder Rights Plan (the "Rights plan") which was originally approved by the Board of Directors of the Company on June 22, 2006. The rights issued under the Rights plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company's annual meeting in 2016 (the "Expiration Time").

Pursuant to the Rights plan, the Board of Directors declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights plan.

In order to constitute a "Permitted Bid", an offer must be made in compliance with the Rights plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

10. INVESTMENT IN SUBSIDIARIES

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM reached a settlement with Vengroup. As part of this settlement ECM acquired the non-controlling shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties for consideration of $6.6 million. As part of the transaction to acquire the non-controlling shareholder interests, the Company also entered into a two-year consulting agreement for total fees of $600,000. This investment in ECM and its subsidiaries was subsequently written down to $ Nil in 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

Effective August 19, 2004, the Company acquired, under a plan of arrangement, all of the outstanding shares of El Callao Mining Corporation ("El Callao") not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to El Callao under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of El Callao (other than Crystallex) received 0.01818 of a Crystallex common share for each of their El Callao shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. This investment was subsequently written down to $ Nil in 2004. As at December 31, 2006, the Company had issued 164,736 common shares against this obligation.

11. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting and underwriting fees of $2,947,156 (2005 – $120,900; 2004 – $2,843,447) to a company related to the Chairman of the Company.

b) Paid or accrued legal fees of $ Nil (2005 – $729,901; 2004 – $1,232,816) to a law firm, while a partner of whom was a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. INCOME TAXES

The Company did not record a provision or benefit for income taxes for the years ended December 31, 2006, 2005 and 2004, due to the recurrence of operating losses and the Company's determination that it is not more likely than not that future income tax assets will be realized.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2006	2005	2004
Statutory tax rate	35.88%	36.12%	36.12%
Loss before income tax provision	$ (35,684,229)	$ (45,206,916)	$ (60,654,063)
Expected income taxes recoverable	$ (12,803,501)	$ (16,328,738)	$ (21,908,248)
Change in valuation allowance	7,769,253	7,268,282	21,090,347
Change in enacted tax rates	2,772,385	-	-
Permanent differences	1,946,169	2,289,571	-
Reduction in loss carry forwards	284,071	6,484,430	-
Difference in foreign tax rates	31,623	286,455	817,901
Actual income tax provision	$ -	$ -	$ -

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

12. INCOME TAXES (CONTINUED)

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:

	2006	2005
Future income tax assets:		
Loss carry forwards and deferred financing fees	$ 75,807,550	$ 62,664,077
Less: valuation allowance	(64,394,004)	(56,624,751)
Net future income tax asset	11,413,546	6,039,326
Future income tax liabilities:		
Property, plant and equipment	(11,413,546)	(6,039,326)
Net future income taxes	$ -	$ -

Future income tax assets are recognized to the extent that realization is considered more likely than not. Since the Company has determined that it is more likely than not that the future income tax assets are not recoverable, the net future income tax assets have been fully offset by a valuation allowance. The prior years' presentation has been amended to conform to the current years' presentation.

At December 31, 2006 the Company has the following unused tax losses available for tax purposes:

	Country	
Year of Expiry	Canada	Venezuela
2007	$ -	$ 38,230,247
2008	$ 1,589,061	$ 13,512,021
2009	$ 38,974,834	$ 1,682,068
2010	$ 33,036,515	$ -
2014	$ 14,982,866	$ -
2015	$ 31,502,426	$ -
2026	$ 49,851,765	$ -

13. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2006	2005	2004
Cash paid during the year for interest	$ 9,985,572	$ 5,239,726	$ 251,617
Cash paid during the year for income taxes	$ -	$ -	$ -

	2006	2005
Cash and cash equivalents comprises:		
Cash	$ 28,573,142	$ 3,870,573
Cash equivalents	-	199,446
Cash and cash equivalents balance	$ 28,573,142	$ 4,070,019

Investment in property, plant and equipment for the year ended December 31

	2006	2005	2004
Net book value of property, plant and equipment January 1	$ 215,260,043	$ 117,329,337	$ 102,274,263
Net book value of property, plant and equipment December 31	256,455,027	215,260,043	117,329,337
Net additions to property , plant and equipment (after amortization and depletion) during the year ended December 31	41,194,984	97,930,706	15,055,074
Amortization and depletion expenses for the year ended December 31	1,887,587	2,636,655	35,845,450
Net additions to property , plant and equipment during the year ended December 31	43,082,571	100,567,361	50,900,524
Reduction (increase) to accruals related to property, plant and equipment acquisitions of prior periods	5,328,173	(6,197,488)	–
Cash investment in property,plant and equipment during the year ended December 31	$ 48,410,744	$ 94,369,873	$ 50,900,524

Issuance of common shares for the year ended December 31

	2006	2005	2004
Cash received on :			
Unit offerings	$ 51,208,985	$ 466,549	$ 81,935,995
Conversion of warrants	23,773,051	5,080,357	11,283,478
Issuance of shares under equity draw down facility	4,317,661	9,292,313	20,484,750
Exercise of options	3,651,754	1,053,023	1,408,888
Issuance of common shares for cash during the year ended December 31	$ 82,951,451	$ 15,892,242	$ 115,113,111

Directors' fees for the year ended December 31

	2006	2005	2004
Issuance of common shares for directors' fees – 19,170 shares (2005 – 65,186 shares; 2004 – 40,976 shares)	$ 60,000	$ 190,000	$ 100,000

14. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

The 2005 and 2004 comparative tables have been restated to confirm to the segment disclosure adopted for 2006. The Company's Venezuelan Operations segment combines the Revemin mill and Tomi mine, and the La Victoria mine. These were previously presented as two separate business segments. The mill and both mines are under the responsibility of the same segment manager and the business results are now assessed as if they are integrated operations.

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

14. SEGMENTED INFORMATION (CONTINUED)

The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:

Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

	Corporate	Venezuelan Operations	Las Cristinas Development	Discontinued Operations	Total
2006					
Mining revenue	**$ -**	**$ 28,087,764**	**$ -**	**$ -**	**$ 28,087,764**
Operating costs	**$ -**	**$ (27,099,113)**	**$ -**	**$ -**	**$(27,099,113)**
Interest and other income	**$ 1,159,586**	**$ -**	**$ -**	**$ -**	**$ 1,159,586**
Interest expense	**$ (12,389,335)**	**$ (556,650)**	**$ -**	**$ -**	**$(12,945,985)**
Depletion and amortization	**$ (701,875)**	**$ (1,783,423)**	**$ -**	**$ -**	**$ (2,485,298)**
Segment (loss)	**$ (34,096,015)**	**$ (1,588,214)**	**$ -**	**$ -**	**$(35,684,229)**
Segment assets	**$ 31,536,272**	**$ 9,922,076**	**$256,284,114**	**$ -**	**$297,742,462**
Capital expenditures	**$ -**	**$ -**	**$ 48,410,744**	**$ -**	**$ 48,410,744**
2005					
Mining revenue	$ -	$ 24,989,681	$ -	$ -	$ 24,989,681
Operating costs	$ -	$ (22,754,642)	$ -	$ -	$ (22,754,642)
Interest and other income	$ 1,926,425	$ -	$ -	$ -	$ 1,926,425
Interest expense	$ (11,532,146)	$ (276,941)	$ -	$ -	$ (11,809,087)
Depletion and amortization	$ (1,048,296)	$ (2,696,784)	$ -	$ -	$ (3,745,080)
Segment (loss)	$ (44,468,230)	$ (738,686)	$ -	$ -	$ (45,206,916)
Segment assets	$ 29,543,350	$ 7,895,306	$ 213,201,542	$ -	$ 250,640,198
Capital expenditures	$ 54,571	$ 855,961	$ 93,459,341	$ -	$ 94,369,873
2004					
Mining revenue	$ -	$ 20,245,690	$ -	$ -	$ 20,245,690
Operating costs	$ -	$ (18,037,768)	$ -	$ -	$ (18,037,768)
Interest and other income	$ 697,638	$ -	$ -	$ -	$ 697,638
Interest expense	$ (321,706)	$ (226,425)	$ -	$ -	$ (548,131)
Depletion and amortization	$ (158,969)	$ (6,030,047)	$ -	$ -	$ (6,189,016)
Write-down of mineral properties	$ -	$ (32,003,253)	$ -	$ -	$ (32,003,253)
Segment (loss)	$ (22,073,816)	$ (38,230,247)	$ -	$ (350,000)	$ (60,654,063)
Segment assets	$ 139,289,973	$ 7,376,922	$ 113,451,761	$ -	$ 260,118,656
Capital expenditures	$ 289,312	$ 9,939,717	$ 40,671,495	$ -	$ 50,900,524

15. DISCONTINUED OPERATIONS

On October 27, 2003, the Company finalized a purchase and sale agreement with Uruguayan Mineral Explorations Inc. for the sale of the Company's Uruguayan mining operations. The Company received $1,650,000 as cash consideration for this sale.

16. COMMITMENTS AND CONTINGENCIES

Lease agreements

The Company has entered into various operating lease agreements which expire over the next three years. Total rent expense charged to operations under these agreements was $181,686 (2005 – $178,135; 2004 – $176,181).

Minimum lease payments under operating leases in effect through 2009 are as follows:

2007	173,426
2008	171,665
2009	42,176
	$ 387,267

Las Cristinas

The rights of Crystallex to develop the Las Cristinas deposits are derived from the Agreement between the Company and the CVG (Note 5). The Agreement does not transfer to Crystallex any property ownership rights or title rights to the gold produced and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the Agreement; principally, the Company is to:

a. make all investment and complete all works necessary to exploit the mineral resources,

b. present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

c. present to the CVG for approval, life of mine, annual production plans and annual production commitments,

d. commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

e. pay a royalty and exploitation tax, as set out in the Agreement, based on the value of gross monthly gold production,

f. provide for certain social programs and for the employment, training and technical assistance to small miners,

g. supply performance bonds related to the development and environmental obligations,

h. bear all costs relating to a technical liaison office to be created by the CVG.

The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and the CVG approved the feasibility study in March 2006. The Company is awaiting the receipt of the Permit from MARN.

The Agreement allows for delays which may be outside the control of the CVG and the Company. The Company has met all of its obligations under the Agreement to the extent possible prior to receipt of the Permit.

Although the Agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

The Company has made certain commitments to date approximating $123 million (December 31, 2005 – $179 million), of which approximately $121 million (December 31, 2005 – $89 million) has been paid, and will be required to make additional commitments approximating $170 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other

On May 23, 2006 the Company and certain directors and officers were served with a Statement of Claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1,750,000. The Company has filed its Statement of Defense and believes that there is little likelihood of any ultimate liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at December 31, 2006.

In the normal course of business, the Company may enter into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable as yet; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

17. SUBSEQUENT EVENTS

In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 245,710 common shares as settlement of this principal instalment payment.

On March 29, 2007 the Company announced that it had entered into a bought deal agreement with a syndicate of underwriters to purchase 12,500,000 Common Shares of the Company at a price of CDN$4.25 per Common Share for gross proceeds of $45.9 million (CDN$53.1 million). The Company has also agreed to grant the underwriters an over-allotment option, to purchase an additional 1,875,000 Common Shares for gross proceeds of $6.9 million (CDN$8.0 million). The Company expects to file a Preliminary Short Form Prospectus with the applicable securities regulatory authorities to qualify the Common Shares for distribution.

18. RISK

Title risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

The Company's principal mineral properties and mining rights are located in Venezuela. In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new titles would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. The Government's public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

Country Risk

The Company's mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. The Company's principal mineral properties and mining rights are located in Venezuela and as such the Company may be affected by political or economic instabilities.

Currency risk

The Company is exposed to currency risk as certain of its purchases are denominated in foreign currencies. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company's ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

Credit and market risk

The Company has in the past entered into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subjected the Company to market risk and concentrations of credit risk, consisted primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

		2006	
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	**$ 38,691,808**	**$ -**	**38,691,808**
Restricted cash	**-**	**-**	**-**
Property, plant and equipment	**256,455,027**	**(75,725,819)(a)**	**180,729,208**
Deferred financing fees	**2,595,627**	**-**	**2,595,627**
	$ 297,742,462	**$ (75,725,819)**	**$ 222,016,643**
Current liabilities	**$ 16,203,423**	**$ -**	**$ 16,203,423**
Asset retirement obligations	**971,167**	**-**	**971,167**
Long-term debt	**84,524,929**	**-**	**84,524,929**
Shareholders' equity	**196,042,943**	**(75,725,819)**	**120,317,124**
	$ 297,742,462	**$ (75,725,819)**	**$ 222,016,643**

		2005	
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	$ 20,061,580	$ -	20,061,580
Restricted cash	12,081,312	-	12,081,312
Property, plant and equipment	215,260,043	(75,725,819)(a)	139,534,224
Deferred financing fees	3,237,263	-	3,237,263
	$ 250,640,198	$ (75,725,819)	$ 174,914,379
Current liabilities	$ 22,713,476	$ -	$ 22,713,476
Asset retirement obligations	1,394,646	-	1,394,646
Long-term debt	94,495,582	2,564,366 (b)	97,059,948
Shareholders' equity	132,036,494	(78,290,185)	53,746,309
	$ 250,640,198	$ (75,725,819)	$ 174,914,379

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statements of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2006	2005	2004
Net loss for the year per Canadian GAAP		$ (35,684,229)	$ (45,206,916)	$ (60,654,063)
Adjustments to mineral properties	(a)	-	(235,900)	5,172,791
Changes in fair value of exchangeable portion of bank loan	(b)	(8,638,661)	-	-
Accretion of interest on bank loan	(b)	(54,064)	-	-
Unamortized deferred financing costs on exchangeable portion of bank loan	(b)	(121,405)	-	-
Beneficial conversion interest	(c)	-	(598,000)	-
Adjustment to amortization of Series 2 Notes discount	(c)	-	(539,125)	-
Unamortized deferred financing costs of Series 2 Notes	(c)	-	(356,820)	-
Net loss for the year per U.S. GAAP		$ (44,498,359)	$ (46,936,761)	$ (55,481,272)
Net loss per share – basic and diluted		$ (0.19)	$ (0.24)	$ (0.32)

Statement of Operations Presentation

The following table reconciles "Net loss for the year per U.S. GAAP" to "Loss from operations for U.S. GAAP".

	2006	2005	2004
Net loss for the year per U.S. GAAP	$ (44,498,359)	$ (46,936,761)	$ (55,481,272)
Non-operating loss components Under Canadian GAAP:			
Interest on long-term debt	$ 12,945,985	$ 11,809,087	$ 548,131
Commodity contract loss	-	3,770,835	963,717
Foreign exchange (gain) loss	65,133	1,192,593	(397,313)
Gain on settlement of debt	-	(875,610)	-
Interest and other income	(1,684,453)	(1,926,425)	(697,638)
Investment in subsidiaries	-	6,600,000	493,702
Write-down of marketable securities	-	-	-
Non controlling interest	-	-	(111,053)
U.S. GAAP reconciling items:			
Changes in fair value of exchangeable portion of bank loan	8,638,661	-	-
Accretion of interest	54,064	-	-
Unamortized deferred financing costs on exchangeable portion of bank loan	121,405	-	-
Beneficial conversion interest	-	598,000	-
Adjustment to amortisation of Series 2 Notes discount	-	539,125	-
Unamortized deferred financing costs of Series 2 Notes	-	356,820	-
Non-operating loss per U.S. GAAP	20,140,795	22,064,425	799,546
Loss from operations per U.S. GAAP	$ (24,357,564)	$ (24,872,336)	$ (54,681,726)

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2006	2005	2004
Cash flows used in operating activities, Canadian GAAP	**$ (32,052,785)**	$ (32,714,407)	$ (36,005,098)
Adjustment for net loss from discontinued operations	**-**	-	(350,000)
Adjustments to mineral properties	**-**	(235,900)	(2,709,655)
Adjustment to working capital relating to discontinued operations	**-**	-	350,000
Cash flows used in operating activities, U.S. GAAP	**(32,052,785)**	(32,950,307)	(38,714,753)
Cash flows provided by (used in) investing activities, Canadian GAAP	**(27,087,581)**	12,589,880	(179,183,440)
Cash flows provided by discontinued operations, Canadian and U.S. GAAP	**-**	-	1,650,000
Adjustments to mineral properties	**-**	235,900	2,709,655
Cash flows provided by (used in) investing activities, U.S. GAAP	**(27,087,581)**	12,825,780	(174,823,785)
Cash flows provided by financing activities, Canadian and U.S. GAAP	**83,643,489**	18,427,804	193,101,744
Net (decrease) increase in cash and cash equivalents during the year	**24,503,123**	(1,696,723)	(20,436,794)
Cash and cash equivalents, beginning of year	**4,070,019**	5,766,742	26,203,536
Cash and cash equivalents, end of year	**$ 28,573,142**	$ 4,070,019	$ 5,766,742

For U.S. GAAP, the statement of cash flows is required to be reconciled to the net loss for the year rather than to the loss from continuing operations. The above table reflects this change and in addition reflects the cash flows from the discontinued operations as a component of operating, investing, and financing activities, respectively.

(a) Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2006, 2005, and 2004 are expenses of $Nil, $235,900 and $251,324 respectively, related thereto.

Property, Plant and Equipment

	2006	2005
Net book value under Canadian GAAP	**$ 256,455,027**	$ 215,260,043
Adjustments to Las Cristinas capitalized costs	**(75,725,819)**	(75,725,819)
Net book value under U.S. GAAP	**$ 180,729,208**	$ 139,534,224

(b) Bank Loan – Exchangeable Portion

In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under US GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company is required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings. The difference between the value of the free standing derivative and the face value of the debt will be accreted over the term of the debt.

On May 5, 2006, the holder exercised their conversion option and the full value of the debt was settled for shares.

Accordingly, for US GAAP purposes, for the year ended December 31, 2006 an expense of $8,638,661 has been recorded with respect to the changes in fair value of the embedded derivative, an expense of $54,606 to reflect the additional accretion expense, and an expense of $121,405 to reflect the unamortized deferred financing costs.

(c) Series 2 Notes

Under Canadian and US GAAP, upon issuance of the C$10.0 million Units, the net proceeds received were allocated between the liability and equity components of the notes by measuring the relative fair value of each component. The equity components were measured at the fair value of the 200,000 common shares and the 450,000 warrants using the current market price of the Company's common shares and the value obtained using the black-sholes option pricing model, respectively. The liability portion of the notes was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under Canadian GAAP, this discount on the liability is then accreted to its principal value over the original contractual term of the notes.

Under US GAAP, the discount on the liability is accreted to its principal value and deferred financing costs are amortized over the term of the notes, or, in the event of an equity draw down, over the minimum period from the date of the draw down notice to the date at which common shares are issued to settle the liability. As at December 31, 2006 there were no Series 2 Notes outstanding. As a result, an adjustment to amortization expense of $ Nil (2005 – $539,125; 2004 – $ Nil) is required under US GAAP so that the unamortized discount is fully accreted upon final conversion by the holder. In addition, under US GAAP an adjustment of $ Nil (2005 – $356,820; 2004 – $ Nil) was required in order to expense the remaining unamortized deferred financing costs and a further adjustment of $ Nil (2005 – $598,000; 2004 – $Nil) was required in order to reflect the beneficial conversion feature that was deemed to exist as the common shares that were issued in settlement of the obligation were at a discount to the prevailing market price.

December 31, 2006, 2005 and 2004 (Expressed in United States dollars)

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d) Comprehensive Income (loss)

SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period and the change in cumulative translation adjustment.

For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:

	2006	2005	2004
Accumulated other comprehensive loss			
Accumulated other comprehensive loss, beginning of year	**$ (695,329)**	$ (695,329)	$ (695,329)

~~Accumulated other comprehensive loss, end of year, is comprised entirely of the cumulative translation adjustment.~~

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2006	2005	2004
Comprehensive loss comprises			
Net loss for the year	**$ (44,498,359)**	$ (46,936,761)	$ (55,481,272)

(e) Recent Accounting Pronouncements

Accounting Policies Adopted during the year

Effective 2006, we adopted SFAS No. 151, "Inventory costs, an amendment of ARB No. 43 chapter 4," for US GAAP. This standard clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. The standard also required an allocation of fixed production overhead based on normal production capacities. The adoption of this standard did not have a material impact on our US GAAP results.

In February 2006, the Financial Accounting Standards Board ("FASB") issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement: • Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation • Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133 • Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation • Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives • Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations. This standard will be applicable to the Company during the period ended 2007.

In May 2005, FASB issued SFAS No. 154, 'Accounting changes and error corrections,' replacing APB Opinion No. 20 and SFAS No. 3, which applies to all voluntary changes in accounting principles and changes required by new accounting standards where specific transition provisions are not included. SFAS No. 154 require retrospective application to prior periods' financial statements for changes in accounting principles. This standard also redefines restatement as the revising of previously issued financial statements to reflect the correct of an error. The standard was effective for 2006. The adoption of this standard did not have a material impact on our US GAAP results.

In June 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred during the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus was effective for the first reporting period in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material impact on our US GAAP results.

Accounting Policies yet to be adopted

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SAS 109, Accounting for Taxes. FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscals years beginning after December 15, 2006. The Company has currently not recorded any tax amount, due to more likely than not and does not anticipate any changes to the financial position, operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, 'Fair Value Measurements' ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the impact of the financial position, results of operations or cash flows from SFAS 157.

CICA Handbook Section 1530: Comprehensive Income, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: Equity, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(e) Recent Accounting Pronouncements (continued)

Accounting Policies yet to be adopted (continued)

CICA Handbook Section 1506: Accounting Changes ("CICA 1506") effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings.

The Company will be required to adopt the above new accounting pronouncements for its fiscal period beginning January 1, 2007.

The Financial Accounting Standards Board has recently indicated an intention to issue interpretive guidance clarifying the appropriate accounting for freestanding and embedded derivatives which are linked to an entity's own equity but are denominated in a currency other than the issuer's functional currency. It is expected that the guidance will indicate that such derivatives, including free standing warrants, should be classified as liabilities and carried at fair value; however, it is expected that this guidance will have some transitional relief. The Company will analyze this guidance when it becomes available and will determine the impact, if any, on its current and prior period financial statements.

MANAGEMENT & BOARD OF DIRECTORS

MANAGEMENT

Gordon M. Thompson
President & CEO
(Effective February 1st, 2007)

Hemdat Sawh
Chief Financial Officer
Will commence his official duties as Chief Financial Officer of the Corporation on the earlier of (a) such time as he has concluded his current obligations and (b) June 18, 2007.

William A. Faust
Senior Vice President & Chief Operating Officer
(Effective April 16th, 2007)

Dr. Sadek El-Alfy
Vice President, Operations

Dr. Richard Spencer
Vice President, Exploration

Robert Crombie
Senior Vice President, Corporate Development and Planning

A. Richard Marshall
Vice President, Investor Relations

Note: Todd Bruce served as the Crystallex President & Chief Executive Officer through February 1st, 2007 and Daniel Hamilton served as the Crystallex Chief Financial Officer through March 31st, 2007.

BOARD OF DIRECTORS

Robert A. Fung
Chairman

Gordon M. Thompson
President & CEO

Michael J.H. Brown
Director

C. William Longden
Director

Harry J. Near
Director

Marc J. Oppenheimer
Director

Johan van't Hof
Director

Armando F. Zullo
Director

Additional Information on Board members, Management, Board Committee composition and Corporate Governance Policies can be viewed on the Company's website www.crystallex.com

CORPORATE INFORMATION

CORPORATE & HEAD OFFICE

18 King Street East
Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448

REGISTERED OFFICE

18 King Street East
Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448

INVESTOR CONTACT

A. Richard Marshall
Vice President,
Investor Relations
Tel: 800-738-1577
rmarshall@crystallex.com

INDEPENDENT AUDITORS

Deloitte & Touche LLP
BCE Place
Suite 1400,
181 Bay Street
Toronto, ON M5J 2V1 Canada

Effective to March 30, 2007 – See the Crystallex News Release dated March 9, 2007.

CORPORATE COUNSEL

McMillan Binch Mendelsohn LLP
BCE Place
Suite 4400, Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3 Canada

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9 Canada
Tel: 800-387-0825
Tel: 416-643-5500
www.cibcmellon.com

DEFINITIONS

The following definitions reflect Canadian Institute of Mining, Metallurgy and Petroleum standards as required by National Instrument 43-101.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

SHAREHOLDERS OF RECORD

[illegible]

SHARE PRICES

[illegible]

Amex	2006 4th Quarther	2006 3rd Quarter	2006 2nd Quarter	2006 1st Quarter	2005 4th Quarther	2005 3rd Quarter	2005 2nd Quarter	2005 1st Quarter
High (U.S.$)	4.04	3.43	6.07	4.11	2.37	3.64	4.19	3.99
Low (U.S.$)	2.64	2.50	2.75	2.21	1.29	1.27	3.13	3.05

TSX	2006 4th Quarther	2006 3rd Quarter	2006 2nd Quarter	2006 1st Quarter	2005 4th Quarther	2005 3rd Quarter	2005 2nd Quarter	2005 1st Quarter
High (C$)	4.56	3.80	6.92	4.77	2.71	4.49	5.17	5.00
Low (C$)	2.97	2.84	3.10	2.55	1.54	1.47	3.98	3.80

ANNUAL & SPECIAL MEETING

Date: Thursday June 21st, 2007

Time: 9:30am

Hockey Hall of Fame
BCE Place, 30 Yonge Street,
Toronto, Ontario
Canada M5E 1X8



CRYSTALLEX INTERNATIONAL CORPORATION
18 King Street East, Suite 1210
Toronto, ON M5C 1C4
Canada

Tel. 416.203.2448
www.crystallex.com
ticker symbol: KRY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date: May 24, 2007

By: [signature]
Name: Robert Crombie
Title: Senior Vice President, Corporate Development

END